SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For July, 2024
(Commission File No. 1-31317)

Companhia de Saneamento Básico do Estado de São Paulo - SABESP
(Exact name of registrant as specified in its charter)

Basic Sanitation Company of the State of Sao Paulo - SABESP
(Translation of Registrant's name into English)

Rua Costa Carvalho, 300
São Paulo, S.P., 05429-900
Federative Republic of Brazil
(Address of Registrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)__.
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)__.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Companhia de Saneamento Básico do Estado de São Paulo CEO’s Office R. Costa Carvalho, 300 – Pinheiros – CEP 05429-900 – São Paulo - SP Phone: (11) 3388-8000 www.sabesp.com.br

COMPANHIA DE SANEAMENTO BÁSICO DO ESTADO DE SÃO PAULO – SABESP

PUBLICLY-HELD COMPANY

Corporate Taxpayer’s ID (CNPJ): 43.776.517/0001-80

Company Registry (NIRE): 35.3000.1683-1

MINUTES OF THE EXTRAORDINARY SHAREHOLDERS' MEETING HELD ON MAY 27, 2024

DATE, TIME, AND VENUE: Meeting of Companhia de Saneamento Básico do Estado de São Paulo (“Company” or “Sabesp”) held on May 27, 2024, at 11:00 a.m., exclusively online through the Ten Meetings Platform.

CALL NOTICE: The meeting was regularly called through the Call Notice published in the business section of the Official Gazette of the São Paulo State on April 26, 29, and 30, 2024, pages 105, 85 and 86, and 21, respectively, and in the Valor Econômico newspaper on April 26, 29, and 30, 2024, pages C6, B5, and A12, respectively.

MEETING HELD IN AN EXCLUSIVELY DIGITAL MANNER: The Extraordinary Shareholders’ Meeting was held exclusively online, via the Ten Meetings platform, without prejudice to the use of the remote voting form as a means to exercise voting rights, according to CVM Resolution 81, of March 29, 2022, as amended (“CVM Resolution 81”), as previously informed by the Company on the Call Notice and the Shareholders’ Meeting Guide. The Extraordinary Shareholders’ Meeting was recorded in full and, under paragraph 1 of Article 47 of CVM Resolution 81, the shareholders who participated in the Meeting through the electronic system were considered as attending members and signatories of these minutes.

ATTENDANCE: Shareholders representing 82.8% of the Company’s total voting shares attended the Extraordinary Shareholders' Meeting, as confirmed by (i) the access records to the digital platform made available by the Company; and (ii) the valid remote voting forms received through the Depository Center of B3 S.A. - Brasil, Bolsa, Balcão, the bookkeeping agent of the shares issued by the Company, and the forms sent directly to the Company, according to the CVM Regulation. The Chair and the Secretaries formalized the registration of shareholders’ attendance based on the signatures on these minutes.

The meeting was also attended by Luiz Roberto Tibério, Head of Investor Relations John Emerson da Silva and Priscila Costa da Silva, Analysts of the Investor Relations Department, Virginia Tavares Ribeiro, head of Sustainability and Corporate Governance, Ronaldo Carlos Leite, Corporate Governance Department, Juliana Kolonko Ferrara Freitas and Marina Fontao Zago, Advisors to Sabesp’s CEO’s Office, Beatriz Helena Almeida Silva Lorenzi, Corporate Division, Carla Cristina Mancini, lawyer of the Legal Affairs Department, Jana Araújo, from Lefosse Advogados, and Fernanda Cirne Montorfano Gibson, Victor Guita Campinho, Caroline Couto Matos, and Isadora Moreira, members of the law firm Cescon Barrieu.

Companhia de Saneamento Básico do Estado de São Paulo CEO’s Office R. Costa Carvalho, 300 – Pinheiros – CEP 05429-900 – São Paulo - SP Phone: (11) 3388-8000 www.sabesp.com.br

PRESIDING: Chair: Karla Bertocco Trindade. Secretaries: Marialve de Sousa Martins and Fernanda Cirne Montorfano Gibson.

PUBLICATION: The Management Proposal and other documents related to the agenda were made available to shareholders at the Company’s headquarters and on the websites of the Company, CVM, and B3.

AGENDA:

I. Approve the amendment to the Company’s Bylaws and its subsequent consolidation by (a) changing Article 3 to create the authorized capital, under Article 168 of Federal Law 6,404/1976, allowing the Board of Directors to increase the Company’s capital stock up to the limit of 1,187,144,787 (one billion, one hundred and eighty-seven million, one hundred and forty-four thousand, seven hundred and eighty-seven) registered, book-entry common shares with no par value, regardless of a statutory amendment, and (b) including a new Article 51, with rules applicable to the possibility of the Company executing indemnity agreements with the members of the Board of Directors, Fiscal Council, Executive Board, statutory and non-statutory committees, managers, and all other employees and agents legally acting by the delegation of the Company’s Management.

II. Approve the full reform of the Company’s Bylaws, under the condition precedent of the public offering for the distribution of shares issued by the Company addressed to by State Law 17,853/2023 (“Public Privatization Offering“) to provide the provisions applicable to the Company after the privatization, including, among others, the creation of a special class preferred share exclusively held by the São Paulo State, limitation of voting rights, change in the composition of the Company’s Board of Directors, election of members to the Board of Directors through a slate system, creation of the Eligibility and Compensation Committee, Sustainability and Corporate Responsibility Committee, and Related-Party Transactions Committee, and provision of a public offering for achievement of relevant participation.

III. Approve the conversion, under the condition precedent of the settlement of the Public Privatization Offering, of 1 (one) common share held by the São Paulo State into 1 (one) special class share exclusively held by the São Paulo State, under paragraph 7 of Article 17 of Federal Law 6,404/1976, and according to Article 3 of State Law 17,853/2023.

IV. Replacement of a sitting member of the Fiscal Council.

Companhia de Saneamento Básico do Estado de São Paulo CEO’s Office R. Costa Carvalho, 300 – Pinheiros – CEP 05429-900 – São Paulo - SP Phone: (11) 3388-8000 www.sabesp.com.br

CLARIFICATIONS: The matters on the agenda were analyzed by the State Capital Defense Council (CODEC), according to CODEC Opinion 036/2024, of May 20, 2024, whose voting instructions were submitted by the representatives of the shareholder São Paulo State Treasury (“State”), Laura Baracat Bedicks and Bruna Tapie Gabrielli.

DOCUMENT READING: The reading of the instructions for the remote voting map was waived, according to paragraph 4 of Article 48 of CVM Resolution 81, and copies were made available during the meeting for consultation by the attendees.

DRAWING UP AND PUBLICATION OF THE MINUTES: Shareholders approved (i) the drawing up of these minutes in summary form, according to paragraph 1 of Article 130 of Law 6,404/76, with the right to present separate votes, which, after being received by the presiding board of this Meeting, will be filed at the Company's headquarters; and (ii) the publication of the minutes omitting shareholders’ signatures, according to paragraph 2 of Article 130 of Law 6,404/76.

RESOLUTIONS: After analyzing the matters on the agenda, shareholders resolved:

I. Approve, by a majority of the attending shareholders, with 71.84% of votes cast in favor, represented by 406,615,781 shares; 24.06% of votes cast against, represented by 136,198,619 shares; and 4.09% of abstentions, represented by 23,151,723 shares, the amendment to the Company’s Bylaws and their subsequent consolidation, under ATTACHMENT I hereto, upon (a) the amendment to Article 3 for the creation of authorized capital, under Article 168 of Federal Law 6,404/1976, allowing the Board of Directors to increase the Company’s capital stock until the limit of 1,187,144,787 (one billion, one hundred and eighty-seven million, one hundred and forty-four thousand, seven hundred and eighty-seven) registered, book-entry shares with no par value, regardless of a statutory reform, and (b) the inclusion of a new Article 51, with rules applicable to the possibility of the Company executing indemnity agreements with the members of the Board of Directors, Fiscal Council, Executive Board, statutory and non-statutory committees, managers, and all other employees and agents legally acting by delegation of the Company’s Management.

The aforementioned Articles shall have the following wordings:

ARTICLE 3 – The capital stock is R$ 15,000,000,000.00 (fifteen billion reais), fully subscribed and paid in, divided into 683,509,869 (six hundred and eighty-three million, five hundred and nine thousand, eight hundred and sixty-nine) exclusively single-class common shares, all registered, book-entry, and with no par value.

Paragraph one – The issue of beneficiary parties and preferred shares is prohibited.

Companhia de Saneamento Básico do Estado de São Paulo CEO’s Office R. Costa Carvalho, 300 – Pinheiros – CEP 05429-900 – São Paulo - SP Phone: (11) 3388-8000 www.sabesp.com.br

Paragraph two – The Company may directly charge shareholders for the cost of the share transfer service, within the maximum limits established by current regulations, and may authorize the same charge by the depositary institution responsible for maintaining the book-entry share register.

Paragraph three – The Company is authorized to increase its capital stock up to the limit of 1,187,144,787 (one billion, one hundred and eighty-seven million, one hundred and forty-four thousand, seven hundred and eighty-seven) registered, book-entry common shares, with no par value, by resolution of the Board of Directors, regardless of statutory reform.

Paragraph four – In the case mentioned in Paragraph three above, it will be the Board of Directors' responsibility to establish the issue price and the number of common shares to be issued, as well as the subscription, placement, and payment conditions.

Paragraph five – Within the authorized capital limit, the Board of Directors may also (i) resolve on the issue of subscription warrants; (ii) according to a remuneration plan approved by the General Meeting, grant stock options to administrators, employees, and service providers, without shareholders having preemptive rights in the granting of options or subscription of the respective shares; (iii) approve capital increases by capitalizing profits or reserves, with or without bonuses in shares; and (iv) decide on the issue of debentures convertible into shares.

ARTICLE 51 – The Company may also enter into indemnity agreements with members of the Board of Directors, Fiscal Council, Executive Board, statutory and non-statutory committees, managers, and all other employees and agents who legally act by delegation of the Company’s Management, to indemnify them and keep them indemnified regarding certain expenses related to arbitration, judicial, or administrative proceedings involving acts performed in the exercise of their duties or powers, from the date of their investiture or the beginning of the contractual relationship with the Company.

Paragraph one – Indemnity agreements shall not cover:

I. acts performed outside the scope of the duties or powers of their signatories;

II. acts involving bad faith, fraud, gross negligence, or willful misconduct;

III. acts performed in their own interest or in the interest of third parties, to the detriment of the Company's social interest;

IV. indemnities resulting from social action as provided in Article 159 of Federal Law 6,404/1976; or

Companhia de Saneamento Básico do Estado de São Paulo CEO’s Office R. Costa Carvalho, 300 – Pinheiros – CEP 05429-900 – São Paulo - SP Phone: (11) 3388-8000 www.sabesp.com.br

V. Other cases provided in the indemnity agreement.

Paragraph two – The indemnity agreement shall be adequately disclosed and provide at least (i) the maximum coverage amount offered; (ii) the coverage period; and (iii) the decision-making procedure regarding the payment of coverage, which shall ensure the independence of decisions and guarantee that they are made in the Company’s interest.

II. Approve, by a majority of the attending shareholders, with 76.77% of votes cast in favor, represented by 434,498,953 shares; 19.75% of votes cast against, represented by 111,779,058 shares; and 3.48% of abstentions, represented by 19,688,112 shares, the full reform of the Company’s Bylaws, under the condition precedent of the public offering for the distribution of shares issued by the Company addressed to by State Law 17,853/2023, under ATTACHMENT II hereto, to provide the provisions applicable to the Company after the privatization, including, among others, the creation of a special class preferred share exclusively held by the São Paulo State, limitation of voting rights, change in the composition of the Company’s Board of Directors, election of members to the Board of Directors through a slate system, creation of the Eligibility and Compensation Committee, Sustainability and Corporate Responsibility Committee, and Related-Party Transactions Committee, and provision of a public offering for achievement of relevant participation.

III. Approve by a majority of the attending shareholders, with 94.43% of votes cast in favor, represented by 534,468,243 shares; 2.90% of votes cast against, represented by 16,422,223 shares; and 2.66% of abstentions, represented by 15,075,657 shares, the conversion, under the condition precedent of the settlement of the Public Privatization Offering, of 1 (one) common share held by the São Paulo State into 1 (one) special class share exclusively held by the São Paulo State, under paragraph 7 of Article 17 of Federal Law 6,404/1976, and according to Article 3 of State Law 17,853/2023.

IV. Approve, by a majority of the attending shareholders, with 90.56% of votes cast in favor, represented by 512,552,446 shares; 5.89% of votes cast against, represented by 33,329,461 shares; and 3.55% of abstentions, represented by 20,084,216 shares, the election of Mr. Cleber Stefani, Brazilian, married, public servant - fiscal auditor of the State Revenue Office, identification document (RG) 22.752.726-4 SSP/SP, individual taxpayer’s ID (CPF) number 185.191.698-99, domiciled at Av. Rangel Pestana, 300, 10º andar, Sé, City and State of São Paulo, CEP: 01017-911, appointed by the Controlling Shareholder, for the position of sitting member of the Company’s Fiscal Council, replacing Mr. Carlos Augusto Gomes Neto, for a term of office until the Annual Shareholders' Meeting that approves the accounts for the fiscal year ended December 31, 2024.

We record that the appointment of Mr. Cleber Stefani (1st term of office) had the due government authorization (Official Letter 195/2024-CC-AG), complied with the necessary legal and statutory requirements, including those provided in Federal Law 13,303/2016, and was attested by the Internal, Transitory, and Non-Statutory Committee (Electronic Process SEI 017.00004192/2023-01, that addresses the verification of the nomination of members for the Company’s Fiscal Council, under CODEC Resolution 03/2023).

Companhia de Saneamento Básico do Estado de São Paulo CEO’s Office R. Costa Carvalho, 300 – Pinheiros – CEP 05429-900 – São Paulo - SP Phone: (11) 3388-8000 www.sabesp.com.br

The investiture in the position shall observe the requirements, impediments, and procedures provided for in current regulations, which shall be verified by the Company upon investiture. The Fiscal Council elected herein shall perform their duties until the next Annual Shareholders’ Meeting. If a sitting member is unable to attend a meeting, the respective alternate must do so and, if the alternate member is absent, one of the other alternate members must be called. Regarding the declaration of properties, the applicable state regulations must be observed. Compensation will be set based on CODEC’s guidelines, as resolved at the General Meeting held in April 2024.

CLOSURE AND SIGNATURE OF THE MINUTES: There being no further matters to address, the Chair adjourned the Extraordinary Shareholders’ Meetings and these minutes were drawn up, read, approved, and signed by the Chair and Secretaries. The Chair and the Secretaries of the Presiding Board, according to paragraphs 1 and 2 of Article 47 of CVM Resolution 81, recorded the shareholders who participated in the Meetings through remote voting forms and through the digital platform made available by the Company, according to the attendance list available in ATTACHMENT III.

This is a free English translation of the minutes drawn up in the Book of Minutes of the Company’s Shareholders’ Meetings.

São Paulo, May 27, 2024.

Presiding:

KARLA BERTOCCO TRINDADE Chair
MARIALVE DE SOUSA MARTINS Secretary
FERNANDA CIRNE MONTORFANO GIBSON Secretary

Companhia de Saneamento Básico do Estado de São Paulo CEO’s Office R. Costa Carvalho, 300 – Pinheiros – CEP 05429-900 – São Paulo - SP Phone: (11) 3388-8000 www.sabesp.com.br

ATTACHMENT I

Consolidated Bylaws

Adjustments already in effect, according to item (i) of the Agenda of the Extraordinary Shareholders’ Meeting held on May 27, 2024

BYLAWS

CHAPTER I

NAME, HEADQUARTERS, PURPOSE AND TERM

ARTICLE 1 - The joint stock company called Companhia de Saneamento Básico do Estado de São Paulo – SABESP is a constituent part of the indirect management of the State of São Paulo, being ruled by these Bylaws, by Federal Laws 6,404, of December 15, 1976, and 13,303, of June 30, 2016, and other applicable legal provisions.

Paragraph 1 – With the company’s listing on the Novo Mercado special segment of B3 S.A. – Brasil, Bolsa, Balcão (“B3”), the Company, its shareholders, including the controlling shareholder, managers and members of the fiscal committee are subject to the provisions of the Novo Mercado Listing Rules of B3 (“Novo Mercado Rules”).

Paragraph 2 - The Company shall exist for an indefinite term.

Paragraph 3 - The Company’s headquarters are located at Rua Costa Carvalho, 300, in the capital of the state of São Paulo.

Paragraph 4 – Whenever necessary to achieve the corporate purpose and in view of its operation area, the Company may open, institute, maintain, transfer or close down branches, facilities, agencies, offices, main branches, representation or yet designate representatives, in respect to the legal provisions and regulations.

ARTICLE 2 – The Company’s main corporate purpose is to render basic sanitation services in view of its universal service in the state of São Paulo, without losing long-term financial sustainability, comprising the following activities: water supply, sanitary sewage, drainage and handling of urban rain water, urban cleaning and handling of solid waste, in addition to other related activities, including the planning, operation and maintenance of production systems, storage, preservation and trading of energy, to itself or third parties and trading of services, products, benefits and rights that, direct or indirectly, result from its assets, projects and activities, and it may also operate as a subsidiary anywhere in the country or abroad providing the services mentioned above.

Sole Paragraph – In order to carry out the corporate purpose, the Company may constitute wholly-owned subsidiaries, have a stake in investment funds and enter into a joint venture with, by any mean, other public or private corporations, including upon the acquisition of consortium or subscription of a minority or majority installment of the capital stock.

CHAPTER II

CAPITAL STOCK AND SHARES

ARTICLE 3 – The capital stock is R$ 15,000,000,000.00 (fifteen billion reais), fully subscribed and paid in, divided into 683,509,869 (six hundred and eighty-three million, five hundred and nine thousand, eight hundred and sixty-nine) exclusively single-class common shares, all registered, book-entry, and with no par value.

Companhia de Saneamento Básico do Estado de São Paulo CEO’s Office R. Costa Carvalho, 300 – Pinheiros – CEP 05429-900 – São Paulo - SP Phone: (11) 3388-8000 www.sabesp.com.br

Paragraph 1 – The issue of beneficiary parties and preferred shares is prohibited.

Paragraph 2 – The Company may directly charge shareholders for the cost of the share transfer service, within the maximum limits established by current regulations, and may authorize the same charge by the depositary institution responsible for maintaining the book-entry share register.

Paragraph 3 – The Company is authorized to increase its capital stock up to the limit of 1,187,144,787 (one billion, one hundred and eighty-seven million, one hundred and forty-four thousand, seven hundred and eighty-seven) registered, book-entry common shares, with no par value, by resolution of the Board of Directors, regardless of statutory reform.

Paragraph 4 – In the case mentioned in Paragraph three above, it will be the Board of Directors' responsibility to establish the issue price and the number of common shares to be issued, as well as the subscription, placement, and payment conditions.

Paragraph 5 – Within the authorized capital limit, the Board of Directors may also (i) resolve on the issue of subscription warrants; (ii) according to a remuneration plan approved by the General Meeting, grant stock options to administrators, employees, and service providers, without shareholders having preemptive rights in the granting of options or subscription of the respective shares; (iii) approve capital increases by capitalizing profits or reserves, with or without bonuses in shares; and (iv) decide on the issue of debentures convertible into shares;

ARTICLE 4 – Each common share is entitled to one vote at the Shareholders’ General Meeting’s resolutions.

CHAPTER III

SHAREHOLDERS’ GENERAL MEETING

ARTICLE 5 – The Shareholders’ General Meeting shall be called, instated and shall resolve, pursuant to the law, on all matters of the Company’s interest.

Paragraph 1 – The Shareholders’ General Meeting shall also be called by the Chairman of the Board of Directors or by the majority of acting board members.

Paragraph 2 – The Shareholders’ General Meeting shall be chaired by the Chairman of the Board of Directors or, in case of absence, by any other attending member; the Chairman of the Board of Directors is responsible for appointing the member who shall replace him at presiding the Shareholders’ General Meeting.

Paragraph 3 – The chairman of the general meeting will choose, among the attendees, one or more secretaries, being allowed the use of own advisement in the company.

Paragraph 4 – The minutes of the general meeting shall be drawn up in the summary format, as provided for in article 130, paragraph 1, of the Federal Law 6,404/76.

Paragraph 5 – All documents to be analyzed or discussed at the general meeting must be available to the shareholders at the Company’s headquarters and at B3, at least one (1) month before the meeting.

Companhia de Saneamento Básico do Estado de São Paulo CEO’s Office R. Costa Carvalho, 300 – Pinheiros – CEP 05429-900 – São Paulo - SP Phone: (11) 3388-8000 www.sabesp.com.br

Paragraph 6 – The proof of the conditions of shareholder may occur at any moment until the start of the Shareholders’ General Meeting, by means of the presentation of the identity document, the receipt issued by the depositary financial institution of the book-entry shares informing the respective number and, in the event of constitution of an attorney-in-fact, of the competent power of attorney with the notarized signature and granted for less than one year.

CHAPTER IV

MANAGEMENT OF THE COMPANY

ARTICLE 6 – The Company may be managed by the Board of Directors and by the executive board.

CHAPTER V

BOARD OF DIRECTORS

ARTICLE 7 – The board of directors is the joint resolution committee responsible for the superior guidance of the company.

Members, investiture and term of office

ARTICLE 8 – The Board of Directors shall be composed of a minimum of seven (7) and maximum of eleven (11) members, elected and removed from office by the General Meeting, all with a two (2)-year unified term of office as from the election date, allowing, at most, three (3) consecutive reappointments.

Paragraph 1 - Upon reaching the limit of reelections referred to in the head of this article, the member’s return to the Board of Directors may only occur after a period of two (2) years.

Paragraph 2 – The Company’s CEO shall integrate the Board of Directors, while holding such position.

Paragraph 3 – It will be incumbent upon the Shareholders’ General Meeting electing the Board of Directors to establish the total number of positions to be filled, within the maximum limit provided for in these Bylaws, and to appoint its Chairman, who cannot be the Company’s CEO that is also elected a board member.

Paragraph 4 – The controlling shareholder will be entitled to elect the majority of its members, pursuant to item “a” of Article 116, of Federal Law 6,404/1976.

Paragraph 5 – The minimum availability required from the Chairman of the Board of Directors shall correspond to thirty (30) hours per month.

Representative of the employees

ARTICLE 9 – The participation of one (1) representative of the employees in the Company’s Board of Directors, with the same term of office as the other members, is ensured.

Paragraph 1 – The representative member of the employees shall be chosen by the employees’ votes in a direct election, with prohibited automatic reappointment, with the administrative cooperation of the Company whenever requested.

Paragraph 2 – The Internal Regulation of the Board of Directors, when providing for the exercise as the employees’ representative, must strictly comply with the requirements and prohibitions of Article 17, of Federal Law 13,303/2016.

Companhia de Saneamento Básico do Estado de São Paulo CEO’s Office R. Costa Carvalho, 300 – Pinheiros – CEP 05429-900 – São Paulo - SP Phone: (11) 3388-8000 www.sabesp.com.br

Representative of the Minority Shareholders

ARTICLE 10 – The participation of a representative of the minority shareholders in the Company’s Board of Directors, with the same term of office as the other members, is ensured, pursuant to Article 239 of Federal Law 6,404/1976, and of Article 19, of Federal Law 13,303/2016.

Independent Members

ARTICLE 11 – The Board of Directors will have the participation of at least two (2) or twenty-five (25%) percent of independent members, pursuant to the provisions of Article 22 of Federal Law 13,303/2016 and as established in the Novo Mercado Rules, and the characterization of the nominees for membership for the Board of Directors as an independent member shall be established by the Shareholders’s General Meeting that elects them.

Paragraph 1 – The member elected by the minority shareholders through separate vote, will also be considered independent, pursuant to Article 141, Paragraphs 4 and 5 and Article 239 of Federal Law 6,404/1976, and Article 22, Paragraph 4, of Federal Law 13,303/2016.

Paragraph 2 – In case the application of the minimum percentage referred in the caput results in a fraction number of board members, such number shall be rounded to the immediately higher number.

Vacancy and replacements

ARTICLE 12 – In the event of vacancy in any position of the member of the Board of Directors before the end of the term of office, the Board of Directors itself may resolve on the choice of the substitute to complete the term of office of the replaced person and the resolution will be subject to the subsequent approval by the next Shareholders’ General Meeting.

Sole Paragraph – In the event of vacancy in the position of the Board member representative of the employees, the member shall be replaced by another representative of the employees, pursuant to Paragraphs 1 and 2 of Article 9 of these Bylaws.

Operation

ARTICLE 13 – The Board of Directors will meet, on an ordinary basis, once a month and, on an extraordinary basis, whenever necessary to the Company’s interests.

Paragraph 1 – The Board of Directors’ meetings shall be called by its Chairman, or by the majority of acting Board members, upon writing or electronic correspondence to all Board members and also to the State, by means of the CODEC, in, at least, ten (10) days in advance and the call notice must include the date, time and matters of the agenda.

Paragraph 2 – The Chairman of the Board of Directors shall supervise so that the Board members individually receive, with the due antecedence in relation to the date of the meeting, the documentation with the necessary information to allow the discussion and resolution of the agenda.

Paragraph 3 – The Board of Directors’ meetings shall be instated upon the attendance of the majority of its acting Members, being the Chairman incumbent of presiding the activities or, in his absence, another Board member appointed by him.

Paragraph 4 – The Chairman of the Board of Directors, at his own initiative or at the request of any Board member, may convene the Company’s executive officers to attend the meetings and provide clarifications or information on the matters to be resolved on. The requests must be addressed to the Company's CEO, and the call notice must include the date, time and matters of the agenda.

Companhia de Saneamento Básico do Estado de São Paulo CEO’s Office R. Costa Carvalho, 300 – Pinheiros – CEP 05429-900 – São Paulo - SP Phone: (11) 3388-8000 www.sabesp.com.br

Paragraph 5 – The matters submitted to the appraisal of the Board of Directors shall be instructed with the approved proposal of the executive board or of the competent bodies of the Company, and with the legal opinion, whenever necessary for the examination of the matter.

Paragraph 6 – The annual or extraordinary meeting shall be held in person and may, if so resolved by the Chairman of the Board of Directors or by the majority of the acting Board members, be held by means of teleconference, videoconference or other qualified means of will manifestation of the absent Board member, whose vote will be considered valid for all effects, without adverse effects to the subsequent drawing up and execution of the respective minutes.

Paragraph 7 – The Board of Directors shall resolve by majority of votes of the attending members of the meeting, prevailing, in case of tie, the proposal that counts on the vote of the Board member presiding the activities.

Paragraph 8 – The meetings of the board of directors will have as secretary whoever their chairman appoints and all resolutions will be recorded in minutes drawn up and registered in the proper book, and a copy of them must immediately be included in the SIEDESC.

Paragraph 9 – The extract of the minutes shall be filed in the trade board and published, whenever it has resolutions destined to produce effects before third parties.

Duties

ARTICLE 14 – In addition to the duties set forth by law, the Board of Directors is also responsible for:

I.	to approve the strategic planning, including the updated long-term strategy with analysis of risks and opportunities for at least the next five (5) years, the action guidelines, the result targets and the performance evaluation indexes;

II.	to approve the business plan for the next fiscal year, the annual and multi-year programs, with indication of the respective projects;

III.	to approve the budgets of expenditures and investments of the Company, with indication of the sources and uses of funds;

IV.	to express its opinion on the management’ report and on the accounts of the executive board, pursuant to Article 142, item V, of Federal Law 6,404/1976;
V.	to promote annually the analysis of the fulfillment of targets and results in the execution of the business plan of item II and the long-term strategy of item I of this Article, and shall publish its conclusions and inform them to the Legislative Assembly and the Audit Court of the State, excluding strategic information from this obligation, whose disclosure may prove to be detrimental to the interest of the Company;
VI.	to prepare the policy of distribution of dividends, considering the public interest that justified the creation of the Company, submitting it to the Shareholders’ General Meeting;

VII.	to assess and approve the following institutional policies:

a) disclosure of material information;

Companhia de Saneamento Básico do Estado de São Paulo CEO’s Office R. Costa Carvalho, 300 – Pinheiros – CEP 05429-900 – São Paulo - SP Phone: (11) 3388-8000 www.sabesp.com.br

b) trading with securities;

c) appointment of members of the Board of Directors, advisory committees, executive office and of the fiscal committee;

d) internal audit;

e) compliance;

f) corporate risk management;

g) compensation; and

h) establish spokesperson policy;

VIII.	to annually approve and review the preparation and disclosure of the policy on transactions with related parties;
IX.	to resolve on the personnel policy, including the determination of the staff, plan of positions and salaries, general collective negotiation conditions, opening of a competitive civil-service examination to fill positions vacant and Profit Sharing Program;
X.	to resolve on the policy of prices and tariffs of goods and services rendered by the Company, respecting the regulatory framework of the respective sector;
XI.	to evaluate the Company's Officers, pursuant to item III, of Article 13, of Federal Law 13,303/2016, and may rely on methodological and procedural support from the Eligibility Committee;
XII.	to supervise the execution of the plans, programs, projects and budgets;
XIII.	to inspect the compliance with the specific targets and results to be achieved, undertaken by the members of the executive board upon their investiture;

XIV.	to establish the drafting of the annual governance letter and endorse it;

XV.	to define goals and priorities of public policies compatible with the company’s operation area and its corporate purpose;
XVI.	to authorize, the opening, installation and extinguishment of branches, facilities, agencies, main branches, offices and representations;
XVII.	resolve on the capital stock increase within the limit authorized by these Bylaws, establishing the respective subscription and payment conditions;
XVIII.	to establish the maximum indebtedness limit of the company;
XIX.	resolve on the issuance of common debentures non-convertible into shares and without real security and, the other types of debentures, on the conditions mentioned in Paragraph 1, Article 59 of Federal Law 6,404/1976, as well as resolve on the issuance of a promissory notes for public distribution offerings;

Companhia de Saneamento Básico do Estado de São Paulo CEO’s Office R. Costa Carvalho, 300 – Pinheiros – CEP 05429-900 – São Paulo - SP Phone: (11) 3388-8000 www.sabesp.com.br
XX.	to resolve on the declaration of interest on own capital and/or distribution of dividends due to the result for the current year, for the year ended or profit reserve, without adverse effects to the subsequent ratification of the general meeting;
XXI.	to propose to the Shareholders’ General Meeting the payment of interest on equity or the distribution of dividends due to the result of the fiscal year concluded;
XXII.	to previously authorize the execution of any legal businesses when the amount involved exceeds one hundred and sixty six million and five hundred reais (R$166,500,000.00), including the acquisition, sale or encumbrance of assets, the obtainment of loans and financings, the assumption of obligations in general and also the association with other legal entities. This amount will be adjusted at the beginning of each year by the IPCA (Amplified Consumer Price Index) variation, as measured by IBGE (Brazilian Institute of Geography and Statistics) during the previous year, and shall be set in the minutes of the first Board of Directors Meeting of the respective year, after the release of the index, allowing the rounding;
XXIII.	to authorize the incorporation of a wholly-owned subsidiary or the interest in the capital of other companies, except the competence of the Shareholders’ General Meeting provided for in article 256 of Law 6,404/1976, as well as establish the overall guidance to be followed by this subsidiary/company;
XXIV.	to approve the hiring of civil liability insurance in favor of the members of the statutory bodies, employees, agents and mandatories of the Company;
XXV.	to grant licenses to officers, in compliance with the pertinent regulation;
XXVI.	to approve its Internal Regulations, which clearly defines its responsibilities and duties and prevents situations of conflict with the executive board, notably with the CEO, in addition to approving the internal regulation of the executive board and of the audit committee; and any other statutory committee, pursuant to article 160 of Federal Law 6,404/1976;

XXVII.	authorize the company to buy back its own shares, under the current legislation and previously hearing the fiscal committee
XXVIII.	to previously express itself about any proposal of the executive board or issues to be submitted to the Shareholders’ General Meeting;
XXIX.	to call the examination of any issues comprised in the competence of the executive board and issue a binding guidance on it;
XXX.	to discuss, approve, and monitor decisions involving practices of corporate governance, stakeholder relationships, people management policies, integrity program, Code of Conduct and Integrity of agents;
XXXI.	to appoint a statutory Officer who will lead the area of compliance and risk management, bound to the CEO;
XXXII.	to maintain direct contact with the Compliance Area in situations where the members of the Board of Directors are suspected of being involved in irregularities or when the CEO does not meet the obligation to adopt the necessary measures in relation to the situation reported to him, to take the appropriate measures;
XXXIII.	to approve the Code of Conduct and Integrity, to be prepared and disclosed by the Company, in compliance with the guidelines established by CODEC;

Companhia de Saneamento Básico do Estado de São Paulo CEO’s Office R. Costa Carvalho, 300 – Pinheiros – CEP 05429-900 – São Paulo - SP Phone: (11) 3388-8000 www.sabesp.com.br
XXXIV.	to supervise the institution of a prior consultation mechanism to resolve doubts on the application of the Code of Conduct and Integrity, which will be available on the website, providing the ethical standards expected from the management, members of the fiscal committee, members of the statutory committees, employees, agents and third-parties hired;
XXXV.	to implement and supervise the risk management and internal control systems established for the prevention and mitigation of the main risks to which the Company is exposed, including risks related to the integrity of the accounting and financial information and those related to corruption and fraud;
XXXVI.	to develop and inform a substantiated opinion on any public offer for the acquisition of shares which has the Company's shares within fifteen (15) days as of the publication of the call notice for the respective public offer, on which shall notify, at least:

i. the convenience and the appropriateness of the public offer as to the interest of group of its shareholders, including with regard to the price and potential impacts to the liquidity of their securities;

ii. the strategic plans revealed by offeror in relation to the company;

iii. with respect to alternatives of the public offerings acceptance available in the market. The Opinion must include the substantiated opinion favorable or contrary to the acceptance of the public offer and warn that the responsibility lies on each shareholder for the final decision on the referred acceptance.

XXXVII.	to promote the annual disclosure of the integrated or sustainability report;
XXXVIII.	to disclose and encourage the use of the institutional whistleblower channel;
XXXIX.	to approve the proposal to increase the expenditure limit for advertising and sponsorship prepared by the joint executive board, pursuant to the provisions of Article 93, Paragraph 2, of Federal Law 13,303/2016; and
XL.	to elect and remove members of the executive board and of the audit committee.

CHAPTER VI

EXECUTIVE BOARD

Members and Term

ARTICLE 15 – The executive board shall be composed of seven (7) members, with CEO, People and Corporate Management Officer, Chief Financial Officer and Investor Relations Officer, Engineering and Innovation Officer, Regulation and New Business Officer, Operation and Maintenance Officer and Customer Officer, with their respective duties set forth herein, all with a two (2) year unified term of office and with three (3) consecutive reelections allowed.

Paragraph 1 – The officers must undertake to commit with their specific targets and results to be invested in their positions in the executive board.

Paragraph 2 – By means of the Executive Board's Internal Charter, the Board of Directors shall define the duties and functions of each Officer, as the case may be.

Companhia de Saneamento Básico do Estado de São Paulo CEO’s Office R. Costa Carvalho, 300 – Pinheiros – CEP 05429-900 – São Paulo - SP Phone: (11) 3388-8000 www.sabesp.com.br

Vacancy and replacements

ARTICLE 16 – In the absences or temporary impediments of any Officer, the CEO shall appoint another member of the executive board to cumulate the functions.

Sole paragraph – In his absences and temporary impediments, the CEO will be replaced by the Officer appointed by him and, if there is no appointment, by the Officer responsible for the financial and investor relations area.

ARTICLE 17 - In case of vacancy, and until a replacement is elected, the CEO shall be replaced by the Officer responsible for the financial and investor relations area.

Operation

ARTICLE 18 – The executive board will meet, on an ordinary basis, at least twice (2) a month and, on an extraordinary basis, by call of the CEO or of other two Officers.

Paragraph 1 – The meetings of the executive board will be instated with the attendance of at least half of the acting Officers, considering approved the matter with the agreement of the majority of the attendees; in the event of a tie, the proposal with the vote of the CEO will prevail.

Paragraph 2 – The resolutions of the executive board will be recorded in minutes drawn up in the company’s records and signed by all attending Officers.

Paragraph 3 – The CEO may, in the call for the meeting, allow the participation of the officers by telephone, videoconference, or other means of communication which may ensure the effective participation and the authenticity of their vote; the officer who virtually participates in the meeting will be considered present and his vote will be valid for all legal effects, without adverse effects to the subsequent drawing up and signature of the respective minutes.

Duties

ARTICLE 19 – In addition to the duties set forth by Law, it is incumbent upon the joint executive board:

I.	To prepare and submit to the approval of the Board of Directors:

a)	the proposal for the strategic planning, including the updated long-term strategy with analysis of risks and opportunities for at least the next five (5) years, the action guidelines, the result targets and the performance evaluation indexes;

b)	the proposal for the business plan for the next fiscal year, the annual and multi-year programs, with indication of the respective projects;

c)	the Company’s annual budget for expenditures and investments, with the indication of the sources and uses of funds, as well as their changes;

d)	the evaluation of the performance result of the Company’s activities;

e)	the Company’s quarterly reports jointly with the balance sheets and other financial statements;

f)	annually, the draft of the management report together with the balance sheets and other financial statements and respective notes, with the report of independent auditors and the proposal of allocation of the income for the year;

Companhia de Saneamento Básico do Estado de São Paulo CEO’s Office R. Costa Carvalho, 300 – Pinheiros – CEP 05429-900 – São Paulo - SP Phone: (11) 3388-8000 www.sabesp.com.br
g)	the interim balance sheets, quarterly;

h)	the Internal Regulation of the executive board;

i)	proposal of capital increase and of amendment to the bylaws, listening to the fiscal council, when the case may be;

j)	the proposal for the personnel policy; and

k)	the proposal to increase the expenditure limit for advertising and sponsorship, pursuant to the provisions of Article 93, Paragraph 2, of Federal Law 13,303/2016.

II.	Approve:

a)	the technical-economic evaluation criteria for investment projects, with the respective responsibility delegation plans for their execution and implementation;

b)	the chart of accounts;

c)	the Company’s annual insurance plan;

d)	residually, within the statutory limits, everything related to the company’s activities which is not of private competence of the CEO, of the Board of Directors or of the Shareholders’ General Meeting; and

e)	the Code of Conduct and Integrity of the Company;

III.	Authorize, subject to the limits and guidelines established by law, by these Bylaws and by the Board of Directors:

a)	acts of resignation or judicial or extrajudicial transaction, to end litigations or holdovers, establishing limits of amounts for the delegation of the practice of these acts by the CEO or any other Officer; and

b)	the execution of any legal businesses when the amount involved exceeds ten million reais (R$10,000,000.00), without adverse effects to the competence attributed by the Bylaws to the Board of Directors, including the acquisition, sale or encumbrance of assets, the obtainment of loans and financings, the assumption of obligations in general and also the association with other legal entities.

ARTICLE 20 – The Internal Regulation of the executive board may show in detail the individual attributions of each officer, as well as to subject the practice of certain acts comprised in the specific competence areas to the previous authorization of the joint executive board.

Paragraph 1. The area of audit and the area of compliance and corporate risk management will be administratively connected to the CEO.

Paragraph 2. The CEO is responsible for:

I.	representing the Company, as plaintiff or defendant, in or out of court, and may initial summons and notifications, pursuant to Article 19 of these Bylaws;

II.	institutionally representing the Company in its relations with public authorities, private entities and third parties in general;

Companhia de Saneamento Básico do Estado de São Paulo CEO’s Office R. Costa Carvalho, 300 – Pinheiros – CEP 05429-900 – São Paulo - SP Phone: (11) 3388-8000 www.sabesp.com.br
III.	convening and chairing the meetings of the executive board;

IV.	coordinating the activities of the executive board;

V.	issuing acts and resolutions that are related to or resulting from the executive board’s resolutions;

VI.	coordinating the Company’s ordinary management, including the implementation of policies and the execution of resolutions taken by the Shareholders’ General Meeting, Board of Directors and joint executive board;

VII.	coordinating the activities of the other Officers;

VIII.	promoting the organizational and functional structuring of the Company;

IX.	issuing the normative instructions that govern the activities of the Company’s different areas;

X.	coordinating, evaluating and controlling functions relating to:

a)	the CEO’s office;

b)	the joint business plan, management and organization;

c)	communication;

d)	ombudsman; and

e)	quality.

Representation of the Company

ARTICLE 21 - The Company undertakes obligations before third parties:

I.	with the signature of two Executive Officers, one necessarily being the CEO or the Officer in charge for the financial and investor relations area;
II.	with the signature of one Officer and one proxy, according to the powers in the respective power-of-attorney;

III.	with the signature of two proxies, according to the powers in the respective power-of-attorneys;

IV.	with the signature of one proxy, according to the powers in the respective power-of-attorneys, in this case exclusively to carry out specific acts.

Sole paragraph – The powers of attorney may be granted through a public or private instrument, including by electronic means, with a determined term, and will specify the powers granted; only the powers of attorney for the forum in general shall have an undetermined term.

Companhia de Saneamento Básico do Estado de São Paulo CEO’s Office R. Costa Carvalho, 300 – Pinheiros – CEP 05429-900 – São Paulo - SP Phone: (11) 3388-8000 www.sabesp.com.br

CHAPTER VII

FISCAL COMMITTEE

ARTICLE 22 – The Company shall have a permanent fiscal committee, with the competences and duties provided for by the law.

ARTICLE 23 – The fiscal committee shall be composed of at least three (3) and at most five (5) sitting members, and the same number of deputies, annually elected by the Shareholders’ General Meeting and with two (2) consecutive reelections allowed.

Sole Paragraph – In the event of vacancy or impediment of the sitting member, the deputy will assume.

ARTICLE 24 – The fiscal committee will meet, on an ordinary basis, once a month and, on an extraordinary basis, whenever called by any of its member or by the executive board, drawing up the minutes in the Company’s records.

Representative of the Minority Shareholders

ARTICLE 25 – The participation of a representative of the minority shareholders in the Company’s Fiscal Council, and the respective deputy, is ensured, pursuant to Article 240 of Federal Law 6,404/1976.

CHAPTER VIII

AUDIT COMMITTEE

ARTICLE 26 - The Company shall have an audit committee, an advisory body bound to the Board of Directors, composed of three (3) members of the Board of Directors, who shall cumulatively comply with the requirements of independence, technical expertise, and availability of time.

Paragraph 1 – All members of the audit committee shall comply with the Independence requirements provided for in the applicable legislation, without prejudice to any allowed exoneration.

Paragraph 2 – The minimum conditions established by law, in particular §1, of Article 25, of Federal Law 13,303/2016, must be observed to become a member of the audit committee.

Paragraph 3 - The members of the audit committee shall have sufficient technical knowledge in accounting and financial matters and at least one (1) member must have a proven experience with the internationally-accepted accounting standards, analysis, preparation and evaluation of financial statements and knowledge of internal controls and policies for disclosing information to the market.

Paragraph 4 – The Audit Committee shall have a coordinator, whose activities will be defined in the internal chart.

Paragraph 5 - The minimum availability required from each member of the audit committee shall correspond to thirty (30) hours per month.

ARTICLE 27 - The audit committee’s members may be simultaneously designated with their appointment to the board of directors, or by later resolution of the board of directors itself.

Companhia de Saneamento Básico do Estado de São Paulo CEO’s Office R. Costa Carvalho, 300 – Pinheiros – CEP 05429-900 – São Paulo - SP Phone: (11) 3388-8000 www.sabesp.com.br

Paragraph 1 – The audit committee’s members shall exercise their function for the same period as the respective term of office of the Board of Director’s member, or until otherwise resolved by the Shareholders’ General Meeting or the board of directors itself.

Paragraph 2 – Having exercised a term of office for any period, the members of the audit committee may only rejoin such body, of the same Company, after at least three (3) years of the end of the term of office.

ARTICLE 28 - In addition to the provisions of the law, the audit committee is responsible for:

I.	recommending the choice of the person responsible for the internal audit appointed by the joint executive board, propose their approval and dismissal to the board of directors and supervise the performance of the respective activities;

II.	approving the Company's Code of Conduct and Integrity and periodically evaluating the compliance with its business practices, including the commitment of the Management to disseminate the integrity culture and the valorization of ethical behavior;

III.	monitoring the evaluating procedures of a violation of the Code of Conduct and Integrity, as well as the events registered in the Whistleblower Channel;

IV.	receiving and handling denunciations and complaints from third parties on issues related to accounting, internal accounting controls and audit;

V.	evaluating the guidelines of the hiring process of an independent audit company, as well as other conditions for service provision, recommending the hiring to the board of directors;

VI.	commenting on the hiring and dismissal of the independent auditors;

VII.	expressing prior opinion on the hiring of other services from the independent audit company, or companies related thereto, that are not comprised in audit typical activities;

VIII.	expressing its opinion, at any time, about the performance of the accounting and internal audit departments, proposing to the executive board the measures that it deems appropriate;

IX.	dealing directly with the internal audit department and the independent auditors, following up on the respective work, together with the Chief Financial Office and Investor Relations Office;

X.	analyzing the internal audit’s and the independent auditors’ reports before they are submitted to the board of directors;

XI.	ensuring that the material resources made available to the internal audit are adequate;

XII.	monitoring, evaluating, and analyzing the preparation of the quarterly, interim and annual financial statements, seeking to ensure their integrity and quality, informing the board of directors when necessary;

XIII.	constantly evaluating the accounting practices, the internal controls and processes adopted by the Company, seeking to identify critical issues, financial risks and potential contingencies, and proposing such improvements as they deem necessary;

XIV.	requesting the hiring of specialized services to support the audit committee’s activities, whose remuneration shall be supported by the Company, within its annual approved budget;

Companhia de Saneamento Básico do Estado de São Paulo CEO’s Office R. Costa Carvalho, 300 – Pinheiros – CEP 05429-900 – São Paulo - SP Phone: (11) 3388-8000 www.sabesp.com.br
XV.	evaluating the reasonableness of the parameters on which the actuarial calculations are based, as well as the actuarial result of the supplementary pension plans maintained by Sabesp Social Security Foundation– Sabesprev (Fundação Sabesp de Seguridade Social – Sabesprev);

XVI.	Follow the activities of the internal audit, compliance and of the Company’s internal controls;

XVII.	Assess and monitor the Company’s risk exposure;

XVIII.	Evaluate, monitor and recommend to the Management the correction or improvement of the Company’s internal policies, including transactions with related parties; and

XIX.	Have means to receive and deal with information about the unfulfilment of legal and normative provisions applicable to the Company, besides regulations and internal codes, including with provision of specific procedures for the protection of the provider and the confidentiality of the information.

Paragraph 1 – Resolutions of the audit committee shall made by the majority of its members, without prejudice to the right of its members to individually request information and examine Company’s books, documents and papers.

Paragraph 2 – Reports made by the internal audit department shall always be submitted to the executive board and the audit committee’s members.

ARTICLE 29 – The audit committee shall draft its Internal Regulations, and submit them to board of directors’ approval.

Sole Paragraph – The Internal Regulations may expand the powers of the audit committee, and shall also provide for the duties of the coordinator, the holding of periodic meetings, the form of registration of its opinions and resolutions, in addition to other issues deemed appropriate to the good development the work.

ARTICLE 30 - The audit committee shall have operating autonomy and its own annual budget approved by the board of directors, as set forth by Law and by the Novo Mercado Rules.

CHAPTER IX

ELIGIBILITY COMMITTEE

ARTICLE 31 – The Company shall have an Eligibility Committee, responsible for supervising the process of appointment and evaluation of Officers and members of the fiscal committee, in compliance with the provisions of Article 10 of Federal Law 13,303/2016.

Paragraph 1 – The Committee shall:

I.	issue a conclusive statement, to assist the shareholders in the appointment of Officers and members of the fiscal committee, regarding the compliance with the requirements and the absence of prohibitions for the respective elections;

II.	verify the compliance of the evaluation process of the members of the Management and of the fiscal committee;

III.	resolve, by majority vote, recorded in the minutes, which shall be drawn up as a summary of the facts, including dissents and protests, and only include the transcript of the resolutions taken;

Companhia de Saneamento Básico do Estado de São Paulo CEO’s Office R. Costa Carvalho, 300 – Pinheiros – CEP 05429-900 – São Paulo - SP Phone: (11) 3388-8000 www.sabesp.com.br
IV.	express an opinion, within seven (7) days from the date of receipt of the registration forms and supporting documentation of the nominees, submitted by CODEC, otherwise the omission will be notified to the board of directors and competent government bodies; and

V.	provide methodological and procedural support so that the board of directors may evaluate the performance of Officers and other members of statutory committees.

Paragraph 2 – In case of urgency, the Committee shall optionally meet by virtual means, issuing its resolution to enable the necessary procedures in due time.

Paragraph 3 – After the committee expresses an opinion, a copy shall be submitted by the company to CODEC, for the due measures.

Paragraph 4 – The originals of the registration forms and supporting documents examined must be kept on file by the Company.

ARTICLE 32 – The Committee shall be composed of up to three (3) members, elected by a Shareholders’ General Meeting without a fixed term of office.

Sole Paragraph – The members of the Committee must have at least three (3) years of professional experience in Public Management, or three (3) years in the private sector, in the Company's area of activity or in a related area.

CHAPTER X

COMPLIANCE AND RISK MANAGEMENT AREA

ARTICLE 33 – The Company shall have a Compliance and Risk Management Area connected to the CEO and headed by the statutory officer appointed by the board of directors, and this Area may count on the operational support from the internal audit and keep direct communication with the fiscal committee, with the statutory audit committee, and the board of directors, when there is suspicion of involvement with wrongdoing by the executive board members.

ARTICLE 34 – In addition to complying with the applicable provisions of Federal Law 13,303/2016, the area shall be responsible for the following:

I.	to establish policies to encourage the compliance with laws, rules and regulations, as well as to prevent, detect and treat risks of irregular, illicit and unethical conducts by the Company’s members, and to do so, adopt efficient structures and practices of internal controls and management of strategic, equity, operational, financial, socio-environmental and reputational risks, among others;

II.	to promote the importance of compliance, risk management and internal control;

III.	to identify and classify, together with the several areas of the company, the main risks to which the Company is subject, coordinating these activities;

IV.	to prepare, together with the other areas of the company, and to monitor the action plans to mitigate the identified risks;

V.	to adopt, together with the several areas of the company, procedures of internal control to prevent or detect the inherent or potential risks to timing, reliability and accuracy of the Company’s information;

Companhia de Saneamento Básico do Estado de São Paulo CEO’s Office R. Costa Carvalho, 300 – Pinheiros – CEP 05429-900 – São Paulo - SP Phone: (11) 3388-8000 www.sabesp.com.br
VI.	to prepare the integrity program, submitting to the approval of the joint executive board, audit committee and board of directors, observing the guidelines established in State Decree 62,349, of December 26, 2016;

VII.	to prepare periodic reports on its activities, submitting them to the joint executive board, the board of directors, the fiscal committee and the audit committee.

CHAPTER XI

INTERNAL AUDIT

ARTICLE 35 – The Company shall have an Internal Audit, connected to the board of directors through the audit committee and functionally to the CEO, governed by the applicable laws and regulations.

Sole Paragraph – The area will be responsible for evaluating:

I.	the adequacy of internal controls;

II.	the effectiveness of the risk management and of the governance processes;

III.	the reliability of the process of collecting, measuring, classifying, accumulating, recording and disclosing events and transactions, to prepare financial statements; and

IV.	the proper application of the principle of segregation of duties, to avoid the occurrence of conflicts of interest and fraud.

ARTICLE 36 – The guidelines of the internal audit’s process and duties shall be defined in the Institutional Policy of Internal Audit, analyzed by the joint executive board and approved by the audit committee and the board of directors.

ARTICLE 37 – The audit committee shall be responsible for recommending the choice, by the board of directors, of the person responsible for the Internal Audit appointed by the joint executive board, propose their dismissal and supervise the execution of the respective activities.

ARTICLE 38 – The audit committee may provide operating support to the Compliance and Risk Management Area in situations where the members of the executive board are suspected of being involved in irregularities or they do not meet the obligation to adopt the necessary measures in relation to the situation reported to them.

CHAPTER XII

COMMON RULES TO STATUTORY BODIES

Investiture, Impediments and Prohibitions

ARTICLE 39 – For the purposes of this chapter, the board of directors, the executive board, the fiscal committee, the audit committee, and the Eligibility Committee are considered “statutory bodies”.

ARTICLE 40 – The members of statutory bodies must prove their compliance with the legal requirements, submitting their curriculum and the relevant documents, as set forth in the current regulations.

Sole Paragraph – The requirements of the policy of appointment of the controlling shareholder shall be observed by the members appointed by it.

Companhia de Saneamento Básico do Estado de São Paulo CEO’s Office R. Costa Carvalho, 300 – Pinheiros – CEP 05429-900 – São Paulo - SP Phone: (11) 3388-8000 www.sabesp.com.br

ARTICLE 41 – The members of the board of directors, of the executive board and of the fiscal committee will be invested in their positions upon the execution of the instrument of investiture drawn up in the respective book of minutes, in compliance with the applicable legal requirements.

Paragraph 1 – The instrument of investiture of the Members of the Board of Directors, executive officers, sitting and alternate members of the fiscal committee, must express its subordination to the arbitration clause of the Novo Mercado’s rules, referred on article 52.

Paragraph 2 – The instrument of investiture shall be signed in within thirty (30) days following the election, under penalty of its inefficiency, except for a justification accepted by the body for which the member has been elected, and shall contain the indication of at least one domicile to receive notifications and summons of administrative and judicial procedures, related to acts of his management, and the change of the domicile indicated is allowed only by means of a written communication.

Paragraph 3 – The investiture will be subject to the presentation of the declaration of assets and values, as provided for in the state legislation, which shall be annually updated and at the end of the term of office.

ARTICLE 42 – The members of the statutory bodies may convene employees to attend meetings and provide clarification or information on the matters to be resolved on. The requests must be addressed to the Company's CEO and/or the respective Officer, and the call notice must include the date, time and matters of the agenda.

ARTICLE 43 – The change in the composition of statutory bodies will be immediately notified to CODEC.

ARTICLE 44 – Except in the assumption of resignation or dismissal, the term of office of the members of the statutory bodies is considered automatically postponed, until the investiture of the respective alternate members.

Compensation and Licenses

ARTICLE 45 – The compensation of the members of the statutory bodies shall be established by the Shareholders’ General Meeting and there shall not be accumulation of earnings or any advantages due to the replacements occurring by virtue of vacancy, temporary absences or impediments, or due to the accumulation of positions in councils and committees, and the member of the board of directors can choose one of the compensations.

Sole Paragraph – It is allowed to the Officer, who on the date of the investiture belongs to the Company’s staff, to opt for the respective salary.

ARTICLE 46 – The Officers may request to the board of directors removal by unpaid leave, as long as for a term not longer than three (3) months, which shall be recorded in the minutes.

CHAPTER XIII

FISCAL YEAR AND FINANCIAL STATEMENTS PROFITS, RESERVES AND DIVIDEND DISTRIBUTION

ARTICLE 47 – The fiscal year shall match the calendar year, and after the closing of the fiscal year, the executive board shall require the preparation of the financial statements, pursuant to the law.

ARTICLE 48 – Common shares shall be entitled to the minimum mandatory dividends of twenty-five percent (25%) of the fiscal year’s net income, after the deductions established or authorized by law.

Companhia de Saneamento Básico do Estado de São Paulo CEO’s Office R. Costa Carvalho, 300 – Pinheiros – CEP 05429-900 – São Paulo - SP Phone: (11) 3388-8000 www.sabesp.com.br

Paragraph 1 – Dividends may be paid by the Company as interest on equity.

Paragraph 2 – The Company may draw interim balance sheets, quarterly, for purposes of payment of dividends or payment of interest on equity.

Paragraph 3 – The approved dividends shall not accrue interest and those that are not claimed within three (3) years as of the date of the Shareholders’ General Meeting that approved them, shall lapse in favor of the Company.

Paragraph 4 – The board of directors may propose to the Shareholders’ General Meeting that the remaining balance of the income for the year, after the deduction of the legal reserve and of the minimum mandatory dividend, is destined to the creation of an investment reserve, which will comply with the following principles:

I.	its balance, jointly with the balance of the other profit reserves, except the reserves for contingencies and of unrealized profits, may not exceed the capital stock; and

II.	the reserve has as purpose to ensure the investment plan and its balance may be used:

a)	in the absorption of losses, whenever necessary;

b)	in the payment of dividends, at any moment;

c)	in the operations of redemption, reimbursement or purchase of shares, authorized by law; and

d)	in the incorporation to the capital stock.

CHAPTER XIV

WINDING UP

ARTICLE 49 – The company shall enter into liquidation in the cases provided for by law, and the Shareholders’ General Meeting shall be responsible, as the case may be, for determining the means of liquidation and appointing the liquidator, fixing his/her remuneration.

CHAPTER XV

DEFENSE MECHANISM

ARTICLE 50 - The company shall ensure the members of its statutory bodies, through an external legal professional to be hired, the technical defense in legal and administrative lawsuits proposed during or after their respective terms of office, for acts related to the performance of their duties.

Paragraph 1 – The same protection is extended to the Company’s employees, representatives and proxies who have acted to the extent of the powers conferred upon them.

Paragraph 2 – Upon authorization of the joint executive board, provided that it does not imply a conflict of interest, the legal counsel of the professional staff of the Company is ensured for the preliminary procedures.

Paragraph 3 – The Company may, at its criteria, keep a permanent contract or a pre-qualification with one or more preeminent reputed law firms, or have preapproved law firms, with the purpose of being ready to undertake, at any time, the technical defense of the agents encompassed by this article.

Companhia de Saneamento Básico do Estado de São Paulo CEO’s Office R. Costa Carvalho, 300 – Pinheiros – CEP 05429-900 – São Paulo - SP Phone: (11) 3388-8000 www.sabesp.com.br

Paragraph 4 – If, by any reason, no preapproved or hired law firm has been hired by the company, the agent may hire a legal counsel he trusts and have the legal fees or any other expenses incurrent in his technical defense paid to him in advance or reimbursed by the Company, after presenting evidence that such expenses have been or will be incurred, provided that the amounts involved have been approved by the board of directors as to their reasonableness.

Paragraph 5 – If the Company does not approve, in due time, the professional appointed to take over the defense, the interested party may contract it on its own account, being entitled to reimbursement of the respective legal fees established, within the limits approved by the board of directors as to their reasonableness.

Paragraph 6 – The Company shall ensure the technical defense as well as access in real time to all required documentation for this effect. It shall also bear all legal costs, charges of any nature, and court deposits.

Paragraph 7 - Agents found guilty or held liable, with a final and unappealable decision, shall be obliged to reimburse the Company for the amounts effectively disbursed, except when it is evidenced that they acted in good faith and in pursue of corporate interest.

Paragraph 8 – The Company may contract insurance on behalf of the members of its statutory bodies, as well as of its employees, representatives and proxies, for covering liabilities arising from the performance of their duties.

ARTICLE 51 – The Company may also enter into indemnity agreements with members of the Board of Directors, Fiscal Council, Executive Board, statutory and non-statutory committees, managers, and all other employees and agents who legally act by delegation of the Company’s Management, to indemnify them and keep them indemnified regarding certain expenses related to arbitration, judicial, or administrative proceedings involving acts performed in the exercise of their duties or powers, from the date of their investiture or the beginning of the contractual relationship with the Company.

Paragraph 1 – Indemnity agreements shall not cover:

I.	acts performed outside the scope of the duties or powers of their signatories;
II.	acts involving bad faith, fraud, gross negligence, or willful misconduct;
III.	acts performed in their own interest or in the interest of third parties, to the detriment of the Company's social interest;
IV.	indemnities resulting from social action as provided in Article 159 of Federal Law 6,404/1976; or
V.	other cases provided in the indemnity agreement.

Paragraph 2 – The indemnity agreement shall be adequately disclosed and provide at least (i) the maximum coverage amount offered; (ii) the coverage period; and (iii) the decision-making procedure regarding the payment of coverage, which shall ensure the independence of decisions and guarantee that they are made in the Company’s interest.

Companhia de Saneamento Básico do Estado de São Paulo CEO’s Office R. Costa Carvalho, 300 – Pinheiros – CEP 05429-900 – São Paulo - SP Phone: (11) 3388-8000 www.sabesp.com.br

CHAPTER XVI

ARBITRATION

ARTICLE 52 – The Company, its shareholders, managers and the sitting and alternate members of the fiscal committee undertake to submit to arbitration, before the Market Arbitration Chamber through its regulation, any controversy that may arise between them, related to or caused by its condition as an issuer, shareholder, manager and member of the fiscal committee particularly, the ones the application, validity, effectiveness, interpretation, violation and its effects, of the provisions set forth in the Brazilian Corporation Law, these Bylaws, in the rules issued by the Conselho Monetário Nacional (National Monetary Council), by the Central Bank of Brazil, and by the Comissão de Valores Mobiliários (“CVM”), as well as in the other rules applicable to the operation of the capital market in general, besides those provided for in the Novo Mercado Rules, in other of B3 rules, and in the Novo Mercado Listing Agreement.

CHAPTER XVII

CHANGE OF CONTROL AND CANCELLATION OF THE PUBLICLY-HELD COMPANY REGISTRATION

ARTICLE 53 – The direct or indirect disposition of the control of the Company, either through a single transaction or through a number of successive transactions, shall be contracted on the condition that the new controlling shareholder undertakes to make a public offer for the acquisition of the shares, having as object the shares issued by the company held by the other shareholders, subject to the terms and conditions provided for by the legislation and in the Novo Mercado Rules, so as to ensure them equal treatment as compared to the grantor.

CAPÍTULO XVIII

DELISTING FROM THE NOVO MERCADO

ARTICLE 54 - The Company’s delisting from the Novo Mercado shall be resolved in compliance with the Novo Mercado Rules, allowing the dismissal of the public offer for the acquisition of shares held by other shareholders, observing the procedures provided for in the referred Rules.

CHAPTER XIX

MISCELLANEOUS

ARTICLE 55 – The Company shall have an institutional channel, which may be external to the Company, to receive complaints on corruption, fraud, illegal acts and irregularities that damage the Company’s equity and reputation, including violations of the Code of Conduct and Integrity.

Paragraph 1 – The Company’s managers shall disclose and encourage the use of the institutional whistleblower channel, that will ensure the anonymity of the complainant for undetermined period and the confidentiality of the investigation procedure and verification of responsibilities.

Paragraph 2 – Under the supervision of the Board of Directors, the state company shall establish a mechanism for a previous consultation to solve doubts on the application of the Code of Conduct and Integrity and define approaches to concrete cases.

ARTICLE 56 – Until April 30 of each year, the Company will publish its table of jobs and functions, filled and vacant, related to the previous year, in compliance with the provisions in Paragraph 5, of Article 115, of the Constitution of the State of São Paulo.

Companhia de Saneamento Básico do Estado de São Paulo CEO’s Office R. Costa Carvalho, 300 – Pinheiros – CEP 05429-900 – São Paulo - SP Phone: (11) 3388-8000 www.sabesp.com.br

ARTICLE 57 – The Company may sponsor private pension plans, under the defined contribution scheme, to employees, being it incumbent upon the board of directors to resolve on the conditions set forth in the respective regulations, as well as on the percentage of contribution of the sponsor, regular and extraordinary, pursuant to the governing laws.

Sole Paragraph – The Company may remain as sponsor of the private pension plan under the defined benefit scheme, which is under extinguishment phase, forbidding the entry of new participants, as well as the increase of respective benefits.

ARTICLE 58 – In view of the provisions in Article 101 of the São Paulo State Constitution, regulated by State Decree 56,677 of January 19, 2011, the engagement of attorney liable for heading the Company's legal services shall be subject to the approval of the person appointed by the State Attorney General, observing objective qualification, expertise and professional experience criteria.

ARTICLE 59 – The Company shall allow the direct dialogue of its attorneys with the State Attorney General or another State Attorney appointed thereby, aiming at ensuring a continued and coordinated performance, observing the limits set forth in Article 101 of the State Constitution, in compliance with the duties and prerogatives inherent to his professional activity.

ARTICLE 60 – The appointment of persons that meet the ineligibility criteria established by the federal legislation is forbidden.

Paragraph 1 – The prohibition in the head of this article is extended to appointments to commissions and designations for positions of trust.

Paragraph 2 – The Company will comply with Article 111-A of the Constitution of the State of São Paulo and the rules in State Decrees 57,970, of April 12, 2012, and 58,076, of May 25, 2012, as well as any future amendments.

ARTICLE 61 – The admission of employees by the Company is subject to the submission of a statement of the assets and amounts that make up their personal wealth, which must be annually updated, as well as at the time of their termination.

Sole Paragraph – The Company shall observe the rules set forth in Article 13, Federal Law 8,429, of June 2, 1992, and its subsequent amendments, and in State Decree 41,865, of June 16, 1997, and its subsequent amendments, as well as any amendments that may be issued.

ARTICLE 62– The Company will comply with Binding Precedent 13 of the Federal Supreme Court and State Decree 54,376, of May 26, 2009, as well as any future amendments that may be issued.

Companhia de Saneamento Básico do Estado de São Paulo CEO’s Office R. Costa Carvalho, 300 – Pinheiros – CEP 05429-900 – São Paulo - SP Phone: (11) 3388-8000 www.sabesp.com.br

ATTACHMENT II

Consolidated Bylaws

Statutory reform approved under the condition precedent of the public offering for the distribution of shares issued by the Company addressed to by State Law 17,853/2023, according to item (ii) of the Agenda of the Extraordinary Shareholders’ Meeting held on May 27, 2024

BYLAWS

CHAPTER I

CORPORATE NAME, HEADQUARTERS, PURPOSE, AND DURATION

ARTICLE 1 – Companhia de Saneamento Básico do Estado de São Paulo – SABESP (“Company”) is a publicly-held company governed by these Bylaws, Federal Law 6,404, of December 15, 1976, and other applicable legal provisions.

Paragraph one – Given that the Company is listed in the Novo Mercado special listing segment of B3 S.A. – Brasil, Bolsa, Balcão (“B3”), the Company, its shareholders, including the controlling shareholder, Management, and Fiscal Council members are subject to the provisions of B3’s Novo Mercado Regulation (“Novo Mercado Regulation”).

Paragraph two – The Company’s duration is indefinite.

Paragraph three – The Company is headquartered and has its jurisdiction in the City of São Paulo, State of São Paulo.

Paragraph four – To achieve its corporate purpose, the Company may open, install, maintain, transfer, or close branches, facilities, agencies, subsidiaries, offices, representative offices or appoint representatives anywhere in the Brazilian or foreign territory, under legal and regulatory provisions.

ARTICLE 2 – The Company’s corporate purpose is to provide basic sanitation services to achieve the universalization of water supply and sewage services in its area of operation in the São Paulo State, including the following activities in Brazil and abroad:

I.    water supply and sewage services;

II.   urban rainwater drainage and management;

III. urban cleaning and solid waste management;

IV.  planning, operation, and maintenance of production systems;

V.    storage, conservation, and commercialization of energy for itself or third parties; and

VI.  commercialization of services, products, benefits, and rights that directly or indirectly arise from its assets, enterprises, and activities, as well as other activities related to any of the previously mentioned activities.

Sole paragraph – The Company may establish wholly-owned subsidiaries, participate, as a partner or shareholder, of any other company or enterprise, participate in investment funds, and associate in any form with other public or private legal entities, including through the formation of consortium or subscribing to a minority or majority share of the capital stock.

Companhia de Saneamento Básico do Estado de São Paulo CEO’s Office R. Costa Carvalho, 300 – Pinheiros – CEP 05429-900 – São Paulo - SP Phone: (11) 3388-8000 www.sabesp.com.br

CHAPTER II

CAPITAL STOCK AND SHARES

ARTICLE 3 – The Company’s capital stock is R$ 15,000,000,000.00 (fifteen billion reais), fully subscribed and paid in, divided into 683,509,869 (six hundred and eighty-three million, five hundred and nine thousand, eight hundred and sixty-nine) single-class common shares, all registered, book-entry, and with no par value.

Paragraph one – The issue of beneficiary parties and preferred shares is prohibited, except for 1 (one) special class preferred share addressed to in Article 5 below.

Paragraph two – The Company may directly charge shareholders for the cost of the share transfer service, within the maximum limits established by current regulations, and may authorize the same charge by the depositary institution responsible for maintaining the book-entry share register.

Paragraph three – The Company is authorized to increase its capital stock up to the limit of 1,187,144,787 (one billion, one hundred and eighty-seven million, one hundred and forty-four thousand, seven hundred and eighty-seven) registered, book-entry common shares, with no par value, by resolution of the Board of Directors, regardless of statutory reform.

Paragraph four – In the case mentioned in Paragraph three above, it will be the Board of Directors' responsibility to establish the issue price and the number of common shares to be issued, as well as the subscription, placement, and payment conditions.

Paragraph five – Within the authorized capital limit, the Board of Directors may also (i) resolve on the issue of subscription warrants; (ii) according to a remuneration plan approved by the General Meeting, grant stock options to administrators, employees, and service providers, without shareholders having preemptive rights in the granting of options or subscription of the respective shares; (iii) approve capital increases by capitalizing profits or reserves, with or without bonuses in shares; and (iv) resolve on the issue of debentures convertible into shares;

ARTICLE 4 – Each common share will correspond to one vote in General Meeting resolutions, subject to the voting rights limit provided in Article 6.

ARTICLE 5 – The special class preferred share exclusively held by the São Paulo State, with no voting rights, will have veto rights on the social resolutions related to the following matters, under State Law 17,853, of December 08, 2023: (i) change of the Company's name and headquarters; (ii) change of the corporate purpose that implies the suppression of the primary activity of providing water supply and sewage services; and (iii) limits on the exercise of voting rights attributed to shareholders or Group of Shareholders, as defined in Article 6 below.

Sole paragraph – The special class preferred share will be automatically extinguished if the São Paulo State ceases to hold common shares representing at least 10% (ten percent) of the Company's capital stock.

ARTICLE 6 – No shareholder or Group of Shareholders (as defined in Paragraph three below), whether Brazilian or foreign, public or private, is allowed to exercise voting rights for more than 30% (thirty percent) of the total number of shares into which the Company's total voting capital is divided, regardless of the shareholder or Group of Shareholders participation in the capital stock.

Companhia de Saneamento Básico do Estado de São Paulo CEO’s Office R. Costa Carvalho, 300 – Pinheiros – CEP 05429-900 – São Paulo - SP Phone: (11) 3388-8000 www.sabesp.com.br

Paragraph one – The Chair of the General Meeting must ensure compliance with the rules provided in this Article 6 and inform the number of votes that each attending shareholder or Group of Shareholders may exercise.

Paragraph two – Votes exceeding the limits outlined in this Article 6 will not be counted.

Paragraph three – For the purposes of these Bylaws, “Group of Shareholders " means the group of two or more persons or any other forms of organization (a) that are bound by vote agreements of any nature, including shareholders' agreements, either directly or through controlled, controlling, or under common control persons (or any other forms of organization); or (b) that have control relationships between them; or (c) that are under common control; or (d) in which one person directly or indirectly holds an equity stake equal to or greater than 15% of the capital stock of the other person; or (e) between two persons, a third common investor who directly or indirectly holds an equity stake equal to or greater than 15% of the capital stock of each of the two persons; or (f) that are managed or are under the management of the same person or related parties; or (g) that share the majority of their administrators; or (h) whose employees are beneficiaries of the same post-employment benefit plan; or (i) in which one is a post-employment benefit plan and the other is the person whose employees contribute to that post-employment benefit plan.

Paragraph four – In the case of investment funds with a common administrator or manager, only those whose investment and voting exercise policies in shareholders' meetings, under the respective regulations, are under the responsibility of the administrator or manager, as applicable, on a discretionary basis will be considered a Group of Shareholders.

Paragraph five – Shareholders must keep the Company informed about their belonging to a Group of Shareholders under these Bylaws, if such Group of Shareholders holds, in total, shares representing 30% (thirty percent) or more of the total voting capital.

ARTICLE 7 – At the discretion of the Board of Directors or the General Meeting, the period for exercising shareholders' preemptive rights may be excluded or reduced in any issue of shares, debentures convertible into shares, and subscription warrants, whose placement is made through sale on the stock exchange, public subscription, or exchange for shares in a public acquisition offer of control, as provided by law and these Bylaws.

ARTICLE 8 – The shareholder's delay in paying the subscribed capital will result in the collection of interest at 1% (one percent) per month, pro rata temporis, monetary adjustment based on the variation of the General Market Price Index (IGP-M), disclosed by Fundação Getúlio Vargas (FGV), or another index reflecting the real loss of purchasing power of the currency in the period, to be indicated by the Company's Board of Directors, at the shortest legally applicable frequency, and a fine of 10% (ten percent) on the value of the obligation, without prejudice to other legal sanctions applicable.

CHAPTER III

GENERAL MEETING

ARTICLE 9 – The General Meeting shall be convened, installed, and make resolutions under the law on all matters within its competence and any others submitted to it for resolution by the Board of Directors.

Paragraph one – The General Meeting may be convened by the Chair of the Board of Directors or under the terms of the Law.

Companhia de Saneamento Básico do Estado de São Paulo CEO’s Office R. Costa Carvalho, 300 – Pinheiros – CEP 05429-900 – São Paulo - SP Phone: (11) 3388-8000 www.sabesp.com.br

Paragraph two – The General Meeting shall preferably be presided over by the Chair of the Board of Directors or, in his/her absence, by any other Board member present. The Chair of the Board of Directors may appoint another Board member to replace him/her in presiding over the General Meeting.

Paragraph three – The Chair of the General Meeting shall choose one or more secretaries from among those present, with the option of using the Company’s own advisors.

Paragraph four – The General Meeting minutes shall be drawn up in summary form, as provided for in paragraph 1 of Article 130 of Federal Law 6,404/1976.

Paragraph five – All documents to be analyzed or discussed at the General Meeting must be made available to shareholders at the Company's headquarters, the Brazilian Securities and Exchange Commission (“CVM”), and B3, at least 1 (one) month in advance.

Paragraph six – Proof of shareholder status and compliance with Paragraphs three and four of Article 6 above may be provided at any time until the opening of the General Meeting by presenting the appropriate documents, including an identity document, a certificate issued by the financial institution holding the book-entry shares informing the respective number, and in the case of a proxy appointment, the relevant power of attorney with notarized signature issued less than one year.

CHAPTER IV

COMPANY’S MANAGEMENT

ARTICLE 10 – The Company shall be managed by the Board of Directors and Executive Board.

CHAPTER V

BOARD OF DIRECTORS

ARTICLE 11 – The Board of Directors is a decision-making body responsible for the Company's superior guidance.

Composition, Investiture, and Term of Office

ARTICLE 12 – The Board of Directors shall be composed of 9 (nine) sitting members, elected and removable from office by the General Meeting, all with a unified term of office of 2 (two) years from the date of election, with reelection allowed.

Paragraph one – Whether by the election mechanism under Paragraph two of Article 13 or by voting according to Article 141 of Federal Law 6,404/1976, the appointment and election of members to the Company’s Board of Directors by the São Paulo State, when acting individually, are limited to a maximum of 3 (three) members, disregarding the appointments of independent members.

Paragraph two – The Board of Directors shall have a Chair, elected by a majority vote of its members at the first Board of Directors’ meeting held immediately after the investiture of such members, or whenever there is a vacancy or resignation of the Chair of the Board of Directors.

Independent Members

ARTICLE 13 – At least 3 (three) members of the Board of Directors must be independent, as defined in the Novo Mercado Regulation, and the identification of those appointed to the Board of Directors as independent members shall be decided at the General Meeting that elects them.

Companhia de Saneamento Básico do Estado de São Paulo CEO’s Office R. Costa Carvalho, 300 – Pinheiros – CEP 05429-900 – São Paulo - SP Phone: (11) 3388-8000 www.sabesp.com.br

Paragraph one – An independent member is also considered a member elected by minority shareholders, through a separate vote, under paragraphs 4 and 5 of Article 141 of Federal Law 6,404/1976 as long as there is a controlling shareholder.

Paragraph two – Except as provided in Article 141 of Federal Law 6,404/1976, the election of members of the Board of Directors shall be based on the slate system, with the applicable rules of eligibility provided by current legislation and regulation, these Bylaws, and the Company's nomination policy being observed in any situation.

Paragraph three – Only slates appointed (i) by the Board of Directors; or (ii) by any shareholder or group of shareholders, as provided for in Paragraph five below, may run for election.

Paragraph four – On the date of convening the General Meeting intended to elect the Board of Directors members, the Board of Directors must make available to the shareholders the information relating to each member of the slate it has appointed, as required by current legislation and regulation, as well as by the Company's nomination policy, including regarding the identification of candidates as independent under the Novo Mercado Regulation.

Paragraph five – Shareholders or groups of shareholders wishing to propose another slate to compete for positions on the Board of Directors must submit to the Board of Directors the information, documents, and declarations referred to in Paragraph four above, and the Company, after due verification, shall disclose this information according to the terms and deadlines of current regulations.

Paragraph six – The same person may be part of two or more slates, including the one appointed by the Board of Directors.

Paragraph seven – Each shareholder may only vote for one slate, and the candidates from the slate that receive the highest number of votes at the General Meeting shall be declared elected.

Paragraph eight – In the event of adopting the multiple-vote process, slate elections shall cease, and the candidates for the Board of Directors will be those in the slates, as well as those appointed by shareholders for the multiple-vote process, provided that the information and declarations regarding such candidates are presented to the General Meeting.

Paragraph nine – If, after the election of a Board of Directors member, any event occurs that constitutes a case of impediment or incompatibility for the exercise of the Board member’s position, as provided for in Federal Law 6,404/1976, these Bylaws, and current regulations, the member subject to the impediment or incompatibility must immediately submit their resignation to the Chair of the Board of Directors.

Vacancy and Replacements

ARTICLE 14 – In the event of a vacancy in the position of a Board member before the end of the term of office, the Board of Directors may resolve on the choice of a replacement to complete the term of office of the replaced member, subject to subsequent ratification by the next General Meeting.

Functioning

ARTICLE 15 – The Board of Directors shall meet ordinarily once a month and extraordinarily whenever convened by its Chair or at least 3 (three) of its members.

Companhia de Saneamento Básico do Estado de São Paulo CEO’s Office R. Costa Carvalho, 300 – Pinheiros – CEP 05429-900 – São Paulo - SP Phone: (11) 3388-8000 www.sabesp.com.br

Paragraph one – Board of Directors meetings shall be convened in writing, by letter, email, or any other means that allows for proof of receipt of the call notice by the recipient, and must include, in addition to the location, the date and time of the meeting, and the meeting agenda.

Paragraph two – The Chair of the Board of Directors shall ensure that the Board members individually receive, before the meeting date, documentation containing the necessary information to discuss and resolve on the matters to be addressed.

Paragraph three – Regardless of the call notice formalities, the meeting will be considered regular if all Board members are present.

Paragraph four – The Board of Directors meetings shall be installed with the presence of the majority of its active members and may be held in person, remotely, or in a mixed format.

Paragraph five – Participation of Board members in the meeting by telephone, videoconference, or other communication means that ensure effective participation and authenticity of their vote is allowed. In such circumstances, the Board member shall be considered present at the meeting, and their vote shall be valid for all legal purposes and incorporated into the meeting minutes. Votes by letter, telegram, or email are also accepted when received by the Chair of the Board of Directors or their substitute by the end of the meeting.

Paragraph six – Any Board member shall have the right to be represented by another Board member through a written document, including email, for purposes of quorum or voting, with the option to indicate or not the direction of their vote. This representation shall end simultaneously with the closure of the Board of Directors meeting.

Paragraph seven – Board of Directors resolutions shall be made by the majority vote of those present.

Paragraph eight – No member of the Board of Directors shall have access to information, participate in resolutions and discussions of the Board of Directors or any administrative bodies, exercise voting rights, or intervene in any matters in which they have a direct or indirect conflict of interest with the Company, as provided by law.

Paragraph nine – The Board of Directors meetings shall be drafted by a person designated by the Chair of the Board, and all decisions shall be recorded in the drawn-up minutes and registered in the appropriate book.

Paragraph ten – The minutes of the Board of Directors meetings shall be clearly drawn up and record the decisions made, the members present, dissenting votes, and abstentions. Whenever the minutes contain decisions intended to produce effects on third parties, an excerpt of the minutes shall be filed with the commercial registry and published.

Duties

ARTICLE 16 – In addition to the duties provided by law, the Board of Directors shall also:

I.    annually approve the strategic plan, containing the updated long-term strategy with risk and opportunity analysis for at least the next 5 (five) years, action guidelines, result goals, and performance evaluation indices;

II.    annually approve the business plan and capital budget for the following fiscal year;

Companhia de Saneamento Básico do Estado de São Paulo CEO’s Office R. Costa Carvalho, 300 – Pinheiros – CEP 05429-900 – São Paulo - SP Phone: (11) 3388-8000 www.sabesp.com.br

III.   express an opinion on the Management report, the Executive Board's accounts, and the financial statements for each fiscal year;

IV.    evaluate and approve the Company's internal institutional policies, including those addressing (a) disclosure of material acts and facts; (b) securities trading; (c) appointment of members to the Board of Directors, its statutory or non-statutory advisory committees, the Executive Board, and the Fiscal Council; (d) related-party transactions; (e) compensation; (f) risk management (financial and corporate); (g) allocation of results and distribution of dividends; (h) donations and voluntary contributions; (i) sustainability and climate change; (j) Management’s approval thresholds; (k) indemnity; and (l) code of conduct and integrity;

V.       establish mechanisms for the periodic performance evaluation of managers to enhance and ensure the effectiveness of the Company's governance, and may hire external specialists for the evaluation process;

VI.     select and dismiss the independent auditors indicated by the Audit Committee;

VII.    monitor the execution of the Company's relevant plans, programs, projects, and budgets;

VIII.    supervise the achievement of specific goals and results to be attained, assumed by the Executive Board members upon their investiture;

IX.        resolve on the issue of shares, subscription warrants, and debentures convertible into shares by the Company, within the limit of authorized capital, establishing the quantity and other conditions, including subscription, placement, and payment conditions, as well as the respective subscription prices and, as applicable, premiums or discounts;

X.        resolve on the issue of debentures not convertible into shares, promissory notes, commercial notes, and other similar credit securities by the Company, establishing the quantity and other conditions, including subscription, placement, and payment conditions, as well as the respective subscription prices and, as applicable, premiums or discounts;

XI.     resolve on the declaration of interest on equity and/or distribution of dividends due to the current fiscal year's results or profit reserves, under the policy related to the matter;

XII.     propose to the General Meeting the payment of interest on equity or distribution of dividends due to the annual fiscal year's results, under the policy related to the matter;

XIII.  present a proposal for approval at the General Meeting of a stock option or stock grant plan, being responsible for managing such plans, including the preparation of programs, the granting of options, and stock grants under such plans;

XIV.  approve the execution of operations and transactions of any nature with related parties within its approval authority, under the Company's related-party transactions policy;

XV.    resolve on the liquidation, dissolution, appointment of liquidators, bankruptcy, or voluntary court or out-of-court recovery acts of the Company or its direct and indirect subsidiaries and affiliates, as well as related financial reorganizations;

XVI.    previously authorize the execution of any legal transactions, observing the limits established in the approval levels policy, including the acquisition, disposal, or encumbrance of assets, the obtaining of loans and financing, the assumption of obligations in general, and associations with other legal entities;

Companhia de Saneamento Básico do Estado de São Paulo CEO’s Office R. Costa Carvalho, 300 – Pinheiros – CEP 05429-900 – São Paulo - SP Phone: (11) 3388-8000 www.sabesp.com.br

XVII.      authorize the establishment of wholly-owned subsidiaries or non-profit entities or, observing the approval levels policy, authorize costly transactions involving investments in other companies or investment funds, except for the General Meeting's competence provided in Article 256 of Federal Law 6,404/1976;

XVIII.    approve the contracting of civil liability insurance in favor of the members of statutory bodies, employees, agents, and representatives of the Company;

XIX.  elect and remove from office Executive Board members, as well as members of the Audit Committee, the Eligibility and Compensation Committee, the Related-Party Transactions Committee, and the Sustainability and Corporate Responsibility Committee;

XX.    establish non-statutory technical and/or advisory committees to assist the Board of Directors, elect and remove from office their members, and monitor the fulfillment of their duties;

XXI.       approve its internal regulations and the charters of the Executive Board, the Audit Committee, the Eligibility and Compensation Committee, the Related-Party Transactions Committee, the Sustainability and Corporate Responsibility Committee, and any other statutory or non-statutory advisory committee that may be created, under Article 160 of Federal Law 6,404/1976, as applicable, as well as any amendments to such regulations;

XXII.      authorize the Company to acquire its shares, as well as its debentures, except in cases under the exclusive competence of the General Meeting, under current legislation;

XXIII.       provide prior opinion on any proposal from the Executive Board or matter to be submitted to the General Meeting;

XXIV.    assume the examination of any matter within the competence of the Executive Board and issue binding guidance on it;

XXV.     discuss, approve, and monitor decisions involving corporate governance policy, stakeholder relations, people management policy, integrity program, Code of Conduct and Integrity;

XXVI.       supervise the establishment of a previous consultation mechanism to resolve doubts about the application of the Code of Conduct and Integrity, which should be available on the website, providing for the expected standards of ethical behavior from administrators, Fiscal Council members, members of statutory committees, employees, agents, and contracted third parties;

XXVII.    implement and oversee the risk management and internal control systems established for the prevention and mitigation of the main risks to which the Company is exposed, including risks related to the integrity of accounting and financial information, as well as those related to corruption and fraud;

XXVIII.    prepare and disclose a reasoned opinion, favorable or unfavorable, on any public tender offer aimed at the Company's shares, within 15 (fifteen) days of the publication of the public tender offer notice, in which it will express its opinion, at least, under Article 56 (a) on the convenience and opportunity of the public tender offer in the interest of the Company and its shareholders, including the price and potential impacts on the liquidity of the shares; (b) on the strategic plans disclosed by the offeror regarding the Company; (c) on alternatives to accepting the public tender offer available in the market. The opinion must include a reasoned favorable or unfavorable opinion on accepting the public tender offer and contain a warning that the final decision on acceptance is the responsibility of each shareholder;

Companhia de Saneamento Básico do Estado de São Paulo CEO’s Office R. Costa Carvalho, 300 – Pinheiros – CEP 05429-900 – São Paulo - SP Phone: (11) 3388-8000 www.sabesp.com.br

XXIX.       promote the annual disclosure of the integrated or sustainability report;

XXX.         disclose and encourage the use of the institutional whistleblowing channel;

XXXI.       elect, from among the Board of Directors members, its Chair; and

XXXII.      approve the duties of the Company's internal audit department.

ARTICLE 17 – The composition, operation, and competence of statutory or non-statutory advisory committees, under these Bylaws and applicable regulations, shall be defined in the respective charters approved by the Board of Directors.

Paragraph one – The nomination of members to statutory and non-statutory advisory committees shall be the responsibility of the Chair of the Board of Directors, subject to the approval of the Board of Directors.

Paragraph two – The term of office of members of statutory or non-statutory advisory committees shall coincide with the term of office of the Board of Directors members and, except in the event of resignation or removal from office, shall be automatically extended until the election of their respective substitutes.

Paragraph three – Statutory or non-statutory committees may seek the collaboration of other professionals and administrative support structures. The compensation of such professionals, including committee members and administrative support expenses, shall be borne by the Company. When deemed necessary, such committees may decide to hire external professionals, whose fees will be paid by the Company.

CHAPTER VI

EXECUTIVE BOARD

Composition and Term of Office

ARTICLE 18 – The Executive Board shall be composed of up to 7 (seven) members, including a Chief Executive Officer and a Chief Financial Officer and Investor Relations Officer, with the others having no specific designation, all with a unified term of office of 2 (two) years, with re-election permitted.

Paragraph one – Through the Charter of the Executive Board, the Board of Directors shall define the attributions and functions of each Executive Officer, as applicable.

Paragraph two – The Executive Board shall be composed exclusively of professionals with qualifications compatible with their duties, proven experience, and capacity to act in their respective areas.

Vacancy and Replacements

ARTICLE 19 – In any Executive Officer's absences or temporary impediments, the Chief Executive Officer shall appoint another Executive Board member to assume the functions.

Companhia de Saneamento Básico do Estado de São Paulo CEO’s Office R. Costa Carvalho, 300 – Pinheiros – CEP 05429-900 – São Paulo - SP Phone: (11) 3388-8000 www.sabesp.com.br

Sole paragraph – In the absence and temporary impediment of the Chief Executive Officer, he/she shall be replaced by an Executive Officer designated by him/her, and if there is no designation, by the Chief Financial Officer and Investor Relations Officer.

ARTICLE 20 – In the event of a vacancy and until the Board of Directors elects a successor, the Chief Executive Officer shall be replaced by the Chief Financial Officer and Investor Relations Officer.

Functioning

ARTICLE 21 – The Executive Board is an executive body, capable of making collective decisions whenever necessary, meeting upon the call of the Chief Executive Officer or any two Executive Officers jointly.

Paragraph one – Executive Board meetings shall be installed with the presence of at least half of the active Executive Officers, with matters approved by the majority of those present. In the event of a tie, the proposal with the vote of the Chief Executive Officer shall prevail.

Paragraph two – The Executive Board resolutions shall be recorded in minutes in a proper book and signed by all attending Executive Officers.

Paragraph three – The participation of Executive Officers by telephone, videoconference, or other means of communication that may ensure their effective participation and the authenticity of their vote is permitted; the Executive Officer who participates virtually in the meeting shall be considered present and his/her vote shall be considered valid for all legal effects, without prejudice to the subsequent drawing up and signing of the respective minutes.

Duties

ARTICLE 22 – In addition to the duties defined by law, the Executive Board, acting collectively, shall:

I.    Authorize the opening, closing, or change of address of branches, agencies, warehouses, offices, or any other establishments of the Company, in Brazil or abroad;

II.  Prepare and submit for approval by the Board of Directors:

a)    annually, the proposal for the strategic plan, containing the updated long-term strategy with risk and opportunity analysis for at least the next 5 (five) years, action guidelines, result goals, and performance evaluation indices;

b)    annually, the proposal for the business plan and capital budget for the following fiscal year;

c)    the evaluation of the performance results of the Company's activities;

d)    the Company's quarterly reports accompanied by trial balances and other financial statements;

e)   annually, the draft of the Management report, accompanied by the balance sheet and other financial statements and respective explanatory notes, with the independent auditors' opinion and the proposal for the allocation of the fiscal year's results;

f)     quarterly, the interim balance sheets;

g)    the Executive Board’s Charter, as well as any amendments;

h)   the proposal to increase the capital stock and amendment to these Bylaws, with the opinion of the Fiscal Council, if applicable;

Companhia de Saneamento Básico do Estado de São Paulo CEO’s Office R. Costa Carvalho, 300 – Pinheiros – CEP 05429-900 – São Paulo - SP Phone: (11) 3388-8000 www.sabesp.com.br

III.  Approve:

a)     the criteria for the technical-economic evaluation of investment projects, with the respective delegation plans for their execution and implementation;

b)    the chart of accounts; and

c)    the Company's annual insurance plan;

IV.    authorize, observing the limits and guidelines established by law, these Bylaws, the Board of Directors, and its own policy:

a)    acts of waiver or court or out-of-court settlement to resolve disputes or pending issues, and may establish value limits for delegating the practice of these acts by the Chief Executive Officer or any other Executive Officer; and

b)    the execution of any legal transactions, observing the limits established in the approval levels policy, without prejudice to the competence attributed by the Bylaws to the Board of Directors, including the acquisition, disposal, or encumbrance of assets, obtaining loans and financing, assuming obligations in general, and associations with other legal entities;

V.	promote the organizational and functional structuring of the Company.

ARTICLE 23 – The Executive Board’s Charter may detail the individual attributions of each Executive Officer, and subject the practice of certain acts included in the areas of specific competence to previous authorization by the Executive Board.

Paragraph one — The Chief Executive Officer is responsible for:

I.    representing the Company, actively and passively, in court or out of court, and may appoint for this purpose an attorney-in-fact with special powers, including powers to receive initial summons and notices, subject to these Bylaws;

II.    institutionally representing the Company in its relations with governmental authorities, private entities, and third parties in general;

III.    calling and presiding over the Executive Board meetings;

IV.    coordinating the Executive Board’s activities;

V.      coordinating and overseeing the ordinary management of the Company, including the implementation of the guidelines and compliance with resolutions taken by the General Meeting, Board of Directors, and Executive Board in a collegiate manner;

VI.     coordinating the activities of the other Executive Officers;

VII.  issuing normative instructions that regulate the activities among the several areas of the Company, where applicable;

VIII.       coordinating, evaluating, and controlling the functions related to:

a)        CEO’s Office

b)        strategic planning and strategy;

Companhia de Saneamento Básico do Estado de São Paulo CEO’s Office R. Costa Carvalho, 300 – Pinheiros – CEP 05429-900 – São Paulo - SP Phone: (11) 3388-8000 www.sabesp.com.br

c)        corporate governance and socio-environmental performance;

d)        internal audit;

e)        communication;

f)         ombudsman; and

g)        institutional relations.

Paragraph two - The Chief Financial Officer and Investor Relations Officer is responsible for:

I.     coordinating the preparation of the Company's financial statements;

II.   directing and leading the administration and management of the Company's financial activities;

III.  guiding and analyzing investments, defining risk exposure limits, proposing and contracting loans and financing, managing treasury operations, and overseeing the Company’s financial planning and control;

IV.  performing other functions established in the Executive Board's Charter;

V.       being responsible for providing information to the investing public, the CVM, stock exchanges or over-the-counter markets, both in Brazil and abroad, as well as corresponding regulatory and supervisory entities, keeping the Company's records updated with these institutions;

VI.       representing the Company before the CVM, stock exchanges, and other entities in the capital markets, and providing relevant information to investors and the market in general; and

VII.       performing other functions established by law, current regulations, and the Executive Board's Charter.

Company’s Representation

ARTICLE 24 – The Company undertakes before third parties:

I.    for the signature of 2 (two) Executive Officers, 1 (one) necessarily the Chief Executive Officer or the Chief Financial Officer and Investor Relations Officer;

II.   for the signature of 1 (one) Executive Officer and 1 (one) attorney-in-fact, according to the powers granted in the respective power of attorney;

III. for the signatures of 2 (two) attorneys-in-fact, according to the powers granted in the respective power of attorney; and

IV.  for the signature of 1 (one) attorney-in-fact, according to the powers granted in the respective power of attorney, in this case exclusively for specific acts.

Paragraph one - Notwithstanding the provisions of the main section of this Article, the Company may be represented individually by any 1 (one) Executive Officer or 1 (one) attorney-in-fact with specific powers for any of the following acts: (a) representation of the Company at shareholders' meetings and meetings of members of companies in which it participates; (b) representation of the Company in court, except for acts involving the waiver of rights; or (c) routine administrative acts, including those carried out outside the headquarters, before regulatory bodies, public offices, mixed-capital companies, commercial boards, Labor Courts, National Institute of Social Security ("Instituto Nacional da Seguridade Social" - INSS), Severance Indemnity Fund (Fundo de Garantia do Tempo e Serviço – FGTS), and their collecting banks, and others of the same nature. Routine administrative acts are those that do not involve the assumption and/or release of obligations by the Company to third parties, including but not limited to the signing of mail, declarations, notifications, letters, official documents, and requests, among other non-binding documents.

Companhia de Saneamento Básico do Estado de São Paulo CEO’s Office R. Costa Carvalho, 300 – Pinheiros – CEP 05429-900 – São Paulo - SP Phone: (11) 3388-8000 www.sabesp.com.br

Paragraph two - Powers of attorney may be granted by public or private instrument, including electronically, with a fixed term of validity and granted by 2 (two) Executive Officers, 1 (one) of whom must be the Chief Executive Officer or the Chief Financial Officer and Investor Relations Officer, and will specify the powers granted. Only judicial powers of attorney may be granted by any 2 (two) Executive Officers and have an indefinite validity.

CHAPTER VII

FISCAL COUNCIL

ARTICLE 25 - The Company shall have a permanent Fiscal Council, with the competencies and duties provided by law.

ARTICLE 26 - The Fiscal Council shall be composed of at least 3 (three) and at most 5 (five) sitting members, with an equal number of alternates, elected annually by the Annual Shareholder’s Meeting, with a term of office until the next Annual Shareholder’s Meeting, with reelection permitted.

Paragraph one - In the event of a vacancy or impediment of a sitting member, the alternate shall take over.

Paragraph two - The Fiscal Council shall meet ordinarily once a month and extraordinarily whenever called by any of its members or by the Executive Board, with minutes recorded in its own book.

CHAPTER VIII

AUDIT COMMITTEE

ARTICLE 27 - The Company shall have a statutory Audit Committee, an advisory body linked to the Board of Directors, composed of 3 (three) members who cumulatively meet the independence requirements of the Novo Mercado Regulations, technical knowledge, and availability of time.

Paragraph one - The participation of the Company's Executive Officers, Executive Officers of its subsidiaries, its controlling shareholder, affiliated companies, or companies under common control in the Audit Committee is prohibited.

Paragraph two - The members of the Audit Committee must have sufficient technical knowledge in accounting and finance, and at least 1 (one) of them must have recognized experience in internationally accepted corporate accounting, preparation, and evaluation of financial statements, knowledge of internal controls, and market information disclosure policies.

Paragraph three - The Audit Committee shall have a coordinator, whose activities shall be defined in the Audit Committee's Internal Regulations.

Paragraph four - The Audit Committee members shall serve as Committee members for the duration of their respective terms of office on the Board of Directors.

Companhia de Saneamento Básico do Estado de São Paulo CEO’s Office R. Costa Carvalho, 300 – Pinheiros – CEP 05429-900 – São Paulo - SP Phone: (11) 3388-8000 www.sabesp.com.br

Paragraph five - The Audit Committee members may be reappointed for up to 2 (two) terms of office and may only hold a seat on the Audit Committee again after a minimum of 3 (three) years from the end of their last term of office.

ARTICLE 28 - The Audit Committee reports to the Board of Directors and is responsible for the matters provided in this Bylaws, the regulations issued by the CVM, the Novo Mercado Regulations, and the Audit Committee's Internal Regulations, among which:

I.    to provide an opinion on the hiring and dismissal of the independent auditor for conducting independent external audits or for any other services;

II.  to supervise the activities of (a) the independent auditors to evaluate their independence, the quality of the services provided, and the adequacy of the services provided to the Company's needs; (b) the internal controls area; (c) the internal audit area; and (d) the area responsible for preparing the Company's financial statements;

III. to evaluate and monitor the quality and integrity of (a) internal control mechanisms; (b) the Company's quarterly information, interim financial statements, and financial statements; and (c) the information and measurements disclosed based on adjusted accounting data and non-accounting data that add elements not provided for in the usual financial statements;

IV. to evaluate and monitor, together with Management and the internal audit area, the adequacy of related-party transactions carried out by the Company and their respective disclosures;

V.   to evaluate and monitor the Company's risk exposures, and may request detailed information on policies and procedures related to (a) management compensation; (b) the use of the Company's assets; and (c) expenses incurred on behalf of the Company;

VI. to prepare a summary annual report to be presented with the financial statements, describing (a) meetings held and main matters discussed; (b) its activities, results, conclusions reached, and recommendations made; and (c) any situations where there is a significant divergence between the Company's Management, independent auditors, and the Audit Committee concerning the Company's financial statements;

VII.        to have means for receiving and handling information about non-compliance with applicable legal and regulatory provisions, as well as internal regulations and codes, including specific procedures for protecting the provider and the confidentiality of the information;

VIII.       to endorse the choice of the head of the internal audit appointed by the Executive Board, propose their approval and dismissal to the Board of Directors, and supervise the execution of their respective work;

IX. to propose the Company's Code of Conduct and Integrity, as well as any changes, for approval by the Board of Directors and periodically evaluate the adherence to its business practices, including the commitment of managers to the dissemination of the culture of integrity and the appreciation of ethical behavior;

X.   to monitor the procedures for investigating violations of the Code of Conduct and Integrity, as well as the events recorded in the Whistleblower Channel;

XI. to receive and process complaints and claims from third parties on matters related to accounting, internal accounting controls, and auditing;

Companhia de Saneamento Básico do Estado de São Paulo CEO’s Office R. Costa Carvalho, 300 – Pinheiros – CEP 05429-900 – São Paulo - SP Phone: (11) 3388-8000 www.sabesp.com.br

XII.        to provide previous opinions on the hiring of other services from the independent auditing firm, or companies associated with it, that are not included in typical auditing activities;

XIII.       to give opinions, at any time, on the performance of the accounting and internal audit areas, proposing to the Executive Board the measures it deems appropriate;

XIV.       to communicate directly with internal audit and independent auditors, monitoring their respective work, together with the Chief Financial Officer and Investor Relations Officer;

XV.        to examine the internal audit and independent auditors' reports before they are submitted to the Board of Directors;

XVI.       to ensure the adequacy of the material resources made available to internal audit;

XVII.      to permanently evaluate the accounting practices, processes, and internal controls adopted by the Company, seeking to identify critical issues, financial risks, and potential contingencies, and proposing improvements it deems necessary;

XVIII.    to evaluate, monitor, and recommend to Management the correction or improvement of the Company's internal policies, including the related-party transactions policy; and

XIX.       to request the hiring of specialized services to support the activities of the Audit Committee, whose compensation will be borne by the Company, within its approved annual budget.

Paragraph one – The Audit Committee will resolve by a majority vote of its members, without prejudice to the right of its members to individually request information and examine the company's books, documents, and papers.

Paragraph two – The Audit Committee will meet ordinarily once every two months and, extraordinarily, whenever called by the coordinator or the majority of its members, with these meeting minutes recorded in a specific book.

Paragraph three – The reports produced by the internal audit will always be submitted to the Executive Board and Audit Committee members.

ARTICLE 29 – The Audit Committee will propose its internal regulations, as well as any amendments, submitting them to the Board of Directors for approval.

Sole paragraph – The internal regulations may expand the competencies of the Audit Committee, and also address the activities of the coordinator, the conduct of regular meetings, the manner of recording its statements and resolutions, and other matters deemed pertinent for the smooth conduct of its work.

ARTICLE 30 – The Audit Committee will have operational autonomy and its own budget approved by the Board of Directors, under applicable regulations and the Novo Mercado Regulations.

CHAPTER IX

ELIGIBILITY AND COMPENSATION COMMITTEE

ARTICLE 31 – The Company shall have an Eligibility and Compensation Committee responsible for overseeing the nomination process for members of the Company's statutory and non-statutory bodies, under this Bylaw, the Company's nomination policy, and other duties determined by the Board of Directors as provided for in its Charter. It will also be responsible for proposing the compensation and benefits policy for managers and members of statutory and non-statutory advisory committees.

Companhia de Saneamento Básico do Estado de São Paulo CEO’s Office R. Costa Carvalho, 300 – Pinheiros – CEP 05429-900 – São Paulo - SP Phone: (11) 3388-8000 www.sabesp.com.br

Sole paragraph – The Eligibility and Compensation Committee shall:

I.    check compliance with the nomination and evaluation process for managers, Fiscal Council members, and members of statutory and non-statutory committees; and

II.  address matters involving the compensation and benefits of managers and members of statutory and non-statutory bodies.

ARTICLE 32 – The Eligibility and Compensation Committee will be composed of a minimum of 3 (three) and a maximum of 5 (five) members, with academic background or relevant professional experience in matters within its competence, with at least one of them being an independent member who will act as its coordinator.

Sole paragraph – The members of the Eligibility and Compensation Committee must observe, where applicable, the conflict of interest rules applicable to Board members, under Article 156 of Federal Law 6.404/76.

CHAPTER X

SUSTAINABILITY AND CORPORATE RESPONSIBILITY COMMITTEE

ARTICLE 33 – The Company shall have a Sustainability and Corporate Responsibility Committee, an advisory body linked to the Board of Directors, responsible for integrating Environmental, Social, and Corporate Governance aspects into the business strategy, as provided in item I of Article 16 above, and for promoting the adoption of the highest socio-environmental and governance standards in its corporate policies and procedures.

Paragraph one – The Sustainability and Corporate Responsibility Committee will monitor the implementation of the sustainability and climate change policy and the sustainable management of natural resources, suitable working conditions, and positive community engagement, including monitoring the Company's goals for water efficiency, resource conservation, and social impact.

Paragraph two – The above-mentioned goals will be presented by the responsible area of the Company to the Board of Directors every quarter, after being presented to the Sustainability and Corporate Responsibility Committee.

Paragraph three – The Sustainability and Corporate Responsibility Committee will also check the performance of the Socio-Environmental Management System implemented by the responsible area in the Company, for an integrated assessment of the following socio-environmental risks and impacts, where applicable, in the Company's locations and areas of operation:

I.      Employment and Working Conditions;

II.     Resource Efficiency and Pollution Prevention;

III.   Community Health and Safety;

IV.    Land Acquisition and Involuntary Resettlement;

V.      Biodiversity Conservation and Sustainable Management of Living Natural Resources;

Companhia de Saneamento Básico do Estado de São Paulo CEO’s Office R. Costa Carvalho, 300 – Pinheiros – CEP 05429-900 – São Paulo - SP Phone: (11) 3388-8000 www.sabesp.com.br

VI.    Indigenous Peoples; and

VII.  Cultural Heritage.

Paragraph four – The performance standards provided for in the sustainability and climate change policy will take into account the Equator Principles, the United Nations Sustainable Development Goals (SDGs), and the performance standards of Multilateral institutions, as well as other standards to applicable the Company.

Paragraph five – Among the potential material risks that may impact the Company's value and reputation, as well as the proposed preventive and mitigating measures, the Sustainability and Corporate Responsibility Committee will monitor the Company's structure and conditions for responding to emergencies and the impact of extreme weather events.

ARTICLE 34 – The Sustainability and Corporate Responsibility Committee will be composed of a minimum of 3 (three) and a maximum of 5 (five) members, with an academic background or relevant professional experience in matters within its competence, with at least one of them being a member of the Board of Directors, who will also be its coordinator.

Paragraph one – One of the members of the Sustainability and Corporate Responsibility Committee will be chosen by the employees' vote in a direct election, which may receive administrative support from the Company for its realization, if so requested.

Paragraph two – The Sustainability and Corporate Responsibility Committee members must observe, where applicable, the conflict of interest rules applicable to Board members under Article 156 of Federal Law 6,404/76.

CHAPTER XI

Related-Party Transactions Policy

ARTICLE 35 – The Company shall have a Related-Party Transactions Committee responsible for guiding the conduct of transactions with related parties and situations involving potential conflicts of interest, aiming to preserve the interests of the Company and ensure full independence and absolute transparency, which shall report to the Audit Committee as appropriate, according to item IV of Article 28.

Sole paragraph – The Related-Party Transactions Committee shall:

I.    ensure compliance with the criteria established in the institutional policy on related-party transactions approved by the Board of Directors;

II.  analyze and provide opinions on any operations that characterize a related-party transaction and the impact of their execution, including regarding (a) reputational risks; (b) execution under market conditions, on commutative bases or with adequate compensatory payment; (c) well-founded justifications for transactions not classified under commutative and market conditions and the need for compensatory payment; and

III. provide a reasoned opinion on situations involving potential conflicts of interest in related-party transactions when a member of our senior management, shareholder, or another governance agent is not independent concerning the matter under discussion and may influence or make decisions motivated by particular interests or those distinct from the Company’s interest, even if aligned with the Company's interest.

Companhia de Saneamento Básico do Estado de São Paulo CEO’s Office R. Costa Carvalho, 300 – Pinheiros – CEP 05429-900 – São Paulo - SP Phone: (11) 3388-8000 www.sabesp.com.br

ARTICLE 36 – The Related-Party Transactions Committee shall be composed of at least 3 (three) and at most 5 (five) members, one of whom shall be an independent member, who will also act as the coordinator, and the other professionals of recognized reputation in the market, with no employment or statutory ties to the Company, and with relevant experience in matters within their competence.

Sole paragraph – The Committee members shall observe, as applicable, the conflict of interest rules applicable to Board members, under Article 156 of Federal Law 6,404/76.

CHAPTER XII

COMPLIANCE AND RISK MANAGEMENT DEPARTMENT

ARTICLE 37 – The Company shall have a Compliance and Risk Management department linked to the CEO and, administratively, to a Statutory Executive Officer appointed by the Board of Directors, capable of direct communication with the Internal Audit department, the Fiscal Council, the Audit Committee, and the Board of Directors when there is suspicion of irregularities involving Executive Board members.

ARTICLE 38 – The area is responsible for:

I.    establishing policies to encourage respect for laws, standards, and regulations, as well as preventing, detecting, and addressing risks of irregular, illegal, and unethical conduct by the Company's members, adopting efficient internal control and strategic, asset, operational, financial, socio-environmental, and reputational risk management structures and practices, among others;

II.  promoting the importance of compliance, risk management, and internal control;

III. identifying and classifying, together with the various areas of the Company, the main risks to which the Company is subject, coordinating these efforts;

IV. preparing, together with other Company departments, and monitoring action plans to mitigate identified risks;

V.   adopting, together with various Company departments, internal control procedures to prevent or detect inherent or potential risks to the timeliness, reliability, and accuracy of the Company's information;

VI. preparing the integrity program and recommending changes and improvements to it, submitting it for approval by the Executive Board, the Audit Committee, and the Board of Directors; and

VII.        preparing periodic reports on their activities, and submitting them to the Executive Board, the Fiscal Council, and the Audit Committee.

CHAPTER XIII

INTERNAL AUDIT

ARTICLE 39 – The Company shall have an internal audit linked to the Board of Directors through the Audit Committee and, administratively, to the CEO, governed by applicable legislation and regulations.

Companhia de Saneamento Básico do Estado de São Paulo CEO’s Office R. Costa Carvalho, 300 – Pinheiros – CEP 05429-900 – São Paulo - SP Phone: (11) 3388-8000 www.sabesp.com.br

Sole paragraph – The area shall be responsible for assessing:

I.    the adequacy, quality, and effectiveness of internal controls;

II.  the quality and effectiveness of risk management and governance processes;

III. the reliability of the process of collecting, measuring, classifying, accumulating, recording, and disclosing events and transactions, aiming at the preparation of financial statements; and

IV. the proper application of the principle of segregation of duties to avoid conflicts of interest and fraud.

ARTICLE 40 – The internal audit process guidelines and their attributions shall be defined by an internal audit policy approved by the Audit Committee and the Board of Directors.

ARTICLE 41 – The Audit Committee shall endorse the choice, by the Board of Directors, of the internal audit head appointed by the CEO, propose their dismissal, and supervise the execution of the respective works.

ARTICLE 42 – The internal audit may communicate with the compliance and risk management department when there is suspicion of irregularities involving Executive Board members or when they fail to take necessary measures regarding reported situations.

CHAPTER XIV

COMMON RULES FOR STATUTORY BODIES

Investiture, Impediments, and Prohibitions

ARTICLE 43 – For the purposes of this chapter, “statutory bodies” include the Board of Directors, the Executive Board, the Fiscal Council, the Audit Committee, the Eligibility and Compensation Committee, the Sustainability and Corporate Responsibility Committee, and the Related-Party Transactions Committee.

ARTICLE 44 – The members of statutory bodies shall prove compliance with legal requirements by presenting their curriculum vitae and relevant documentation according to current regulations.

Sole paragraph: The positions of Chair of the Board of Directors and CEO or principal executive of the Company cannot be held by the same person.

ARTICLE 45 – The members of the Board of Directors, the Executive Board, and the Fiscal Council shall take office by signing the term of investiture recorded in the respective minutes book, as well as meeting applicable legal requirements.

Paragraph one – The term of investiture for members of the Board of Directors, Executive Board, and Fiscal Council, both sitting and alternate, must include their adherence to the arbitration clause of the Novo Mercado Regulation referred to in Article 53 below.

Paragraph two – The term of investiture must be signed within 30 (thirty) days following the election, under penalty of its ineffectiveness, except for justification accepted by the body for which the member was elected, and must contain the indication of at least one domicile for receiving summons and notices of administrative and judicial proceedings related to acts of their management, with the domicile being allowed to be changed only by written communication.

Companhia de Saneamento Básico do Estado de São Paulo CEO’s Office R. Costa Carvalho, 300 – Pinheiros – CEP 05429-900 – São Paulo - SP Phone: (11) 3388-8000 www.sabesp.com.br

ARTICLE 46 – The investiture in the Company’s statutory bodies shall comply with the requirements and impediments imposed by law, these Bylaws, and, where applicable, the Company's nomination policy.

Paragraph one – Due to absolute incompatibility, the investiture in any statutory body is prohibited:

I.    for a representative of the regulatory body to which the Company is subject, a State Minister, a State Secretary, a Municipal Secretary, a holder of a position, without permanent ties to public service, of a special nature, or senior management and advisory in public administration, a statutory leader of a political party, and a holder of a mandate in the Legislative Branch of any federation entity, even if on leave from office;

II.  for a person who has participated, in the last 36 (thirty-six) months, in a decision-making structure of a political party or work related to the organization, structuring, and execution of an electoral campaign; and

III. for a person holding a position in a trade union organization.

Paragraph two – The legal, statutory, and integrity requirements of these Bylaws must be analyzed by the Eligibility and Compensation Committee.

ARTICLE 47 – Unless in the case of resignation or removal from office or the cases prohibited by these Bylaws, the term of office of the members of statutory bodies is considered automatically extended until the investiture of their respective successors.

CHAPTER XV

FISCAL YEAR AND FINANCIAL STATEMENTS, PROFITS, RESERVES, AND DISTRIBUTION OF RESULTS

ARTICLE 48 – The fiscal year shall coincide with the calendar year, at the end of which the Executive Board shall prepare the financial statements as provided by law.

ARTICLE 49 – Common shares shall be entitled to the mandatory minimum dividend corresponding to 25% (twenty-five percent) of the net profit for the fiscal year, after the deductions required or allowed by law regarding the surplus profit available for distribution each fiscal year, the policy for allocating results and distributing dividends, and the applicable law.

Paragraph one – Dividends may be paid by the Company in the form of interest on equity.

Paragraph two – The Company may prepare interim financial statements every quarter to distribute dividends or pay interest on equity, subject to the provisions of the related policy.

Paragraph three – Approved dividends do not accrue interest, and those not claimed within 3 (three) years from the date of the General Meeting that approved them will mature in favor of the Company.

Paragraph four – The Board of Directors may propose to the General Meeting that the remaining balance of the profit for the fiscal year, after the deduction of the legal reserve and the mandatory minimum dividend, be allocated to the creation of an investment reserve, which shall adhere to the following principles:

I.    its balance, together with the balance of the other profit reserves, except for the reserves for contingency and unrealized profit, may not exceed the capital stock; and

Companhia de Saneamento Básico do Estado de São Paulo CEO’s Office R. Costa Carvalho, 300 – Pinheiros – CEP 05429-900 – São Paulo - SP Phone: (11) 3388-8000 www.sabesp.com.br

II.    the purpose of the reserve is to ensure the investment plan, and its balance may be used:

a)    in the absorption of losses, whenever necessary;

b)    in the distribution of dividends, at any time;

c)    in transactions for the redemption, refund, or buyback of shares, authorized by law; and

d)    in the incorporation of the capital stock.

CHAPTER XVI

Liquidation

ARTICLE 50 – The Company shall enter into liquidation in the cases provided by law, and it shall be the responsibility of the General Meeting, if applicable, to determine the mode of liquidation and appoint the liquidator, setting their remuneration.

CHAPTER XVII

DEFENSE MECHANISM

ARTICLE 51 – The Company shall ensure to the members of the statutory bodies, through an external professional to be hired, technical defense in judicial and administrative proceedings brought during or after their respective terms of office, for acts related to the exercise of their functions.

Paragraph one – The same protection extends to employees, representatives, and agents of the Company who acted within the limits of the powers conferred upon them.

Paragraph two – By authorization of the Executive Board, provided there is no conflict of interest, preliminary assistance by an in-house Company lawyer is assured.

Paragraph three – The Company may, at its discretion, permanently retain or prequalify one or more law firms of recognized professional reputation to be able to assume, at any time, the technical defense of the agents covered by this Article 51.

Paragraph four – If, for any reason, there is no law firm retained or prequalified by the Company, the agent may hire a lawyer of their own choice, in which case the fees and other expenses incurred in the technical defense shall be reimbursed or advanced by the Company, after proving the expense or its imminence, provided that the amounts involved have been approved by the Board of Directors as reasonable.

Paragraph five – When the Company does not approve the professional indicated to assume the defense in due time, the interested party may hire them at their own expense, being entitled to reimbursement of the respective legal fees set, within the limits approved by the Board of Directors as reasonable.

Paragraph six – The Company shall ensure technical defense and timely access to all necessary documentation for this purpose, as well as cover court costs, fees of any nature, and deposits for guaranteeing the proceedings.

Paragraph seven -The agent who is convicted or held liable, by a final and unappealable decision, must reimburse the Company for the amounts actually disbursed unless it is evidenced that they acted in good faith and in the interest of the Company.

Companhia de Saneamento Básico do Estado de São Paulo CEO’s Office R. Costa Carvalho, 300 – Pinheiros – CEP 05429-900 – São Paulo - SP Phone: (11) 3388-8000 www.sabesp.com.br

Paragraph eight – The Company may contract insurance for the members of the statutory bodies, employees, representatives, and agents, to cover liabilities arising from the exercise of their functions.

ARTICLE 52 – The Company may also enter into indemnity agreements with members of the Board of Directors, Fiscal Council, Executive Board, statutory and non-statutory committees, managers, and all other employees and agents who legally act by delegation of the Company’s Management, to indemnify them and keep them indemnified regarding certain expenses related to arbitration, judicial, or administrative proceedings involving acts performed in the exercise of their duties or powers, from the date of their investiture or the beginning of the contractual relationship with the Company.

Paragraph one – Indemnity agreements shall not cover:

I. acts performed outside the scope of the duties or powers of their signatories;

II.    acts involving bad faith, fraud, gross negligence, or willful misconduct;

III.  acts performed in their own interest or the interest of third parties, to the detriment of the Company's social interest;

IV.   indemnities resulting from social action as provided in Article 159 of Federal Law 6,404/1976; or

V.     other cases provided in the indemnity agreement.

Paragraph two – The indemnity agreement shall be adequately disclosed and provide at least (i) the maximum coverage amount offered; (ii) the coverage period; and (iii) the decision-making procedure regarding the payment of coverage, which shall ensure the independence of decisions and guarantee that they are made in the Company’s interest.

CHAPTER XVIII

ARBITRATION

ARTICLE 53 – The Company, its shareholders, Management, and members of the Fiscal Council, both sitting and alternate, as well as other statutory and non-statutory committees, must resolve any disputes that may arise among them through arbitration before the Market Arbitration Chamber, under its regulations. These disputes may be related to or arise from their roles as issuer, shareholders, administrators, members of the Fiscal Council, and other statutory and non-statutory committees, especially those resulting from the provisions of Federal Law 6,385/1976, Federal Law 6,404/1976, these Bylaws, the regulations issued by the National Monetary Council, the Central Bank of Brazil, and the CVM, as well as other applicable regulations related to the functioning of the capital market in general, in addition to those contained in the Novo Mercado Regulations, other B3 regulations, and the Novo Mercado Participation Agreement.

CHAPTER XIX

SALE OF SHARE CONTROL AND CANCELATION OF REGISTRATION AS A PUBLICLY-HELD COMPANY

ARTICLE 54 – The direct or indirect sale of control of the Company, whether through a single transaction or successive transactions, must be contracted under the condition that the acquirer of the control undertakes to make a public offering to acquire shares issued by the Company held by other shareholders, observing the conditions and deadlines provided in the legislation, current regulations, and the Novo Mercado Regulations, to ensure equal treatment to that given to the seller.

Companhia de Saneamento Básico do Estado de São Paulo CEO’s Office R. Costa Carvalho, 300 – Pinheiros – CEP 05429-900 – São Paulo - SP Phone: (11) 3388-8000 www.sabesp.com.br

ARTICLE 55 – The cancelation of registration as a publicly-held company must be preceded by a public offering to acquire shares at a fair price, which must comply with the procedures and requirements established in Federal Law 6,404/1976 and the regulations issued by the CVM regarding public offerings to acquire shares for the cancellation of registration as a publicly-held company.

CHAPTER XX

PUBLIC OFFERING FOR ACHIEVEMENT OF RELEVANT PARTICIPATION

ARTICLE 56 – Any shareholder or group of shareholders who acquires or becomes the holder of shares issued by the Company representing 30% (thirty percent) or more of the capital stock (“Acquirer”), must, within a maximum period of 60 (sixty) days from the date of acquisition or the event that resulted in ownership of shares in a quantity equal to or greater than 30% (thirty percent) of the Company’s total shares, make or request registration, as applicable, of a public offering to acquire all of the Company’s shares (“Initial Public Offering for Achievement of Relevant Participation”), under applicable regulations.

Paragraph one – The Initial Public Offering for Achievement of Relevant Participation must be (i) directed indiscriminately to all the Company’s shareholders; (ii) conducted through an auction to be held at B3; (iii) launched at the price determined according to the provisions of Paragraph two of this article; (iv) paid in cash, in national currency, against the acquisition of shares in the Initial Public Offering for Achievement of Relevant Participation; and (v) carried out in a manner that ensures equal treatment for the recipients, provides them with adequate information about the Company and the offeror, and equips them with the necessary elements to make a well-considered and independent decision regarding acceptance of the public offering.

Paragraph two – The acquisition price in the Initial Public Offering for Achievement of Relevant Participation for each share of the Company shall not be less than the highest value between (i) 200% (two hundred percent) of the issue price of the shares in the most recent capital increase carried out through a public offering within the 36 (thirty-six) months preceding the date when the Initial Public Offering for Achievement of Relevant Participation becomes mandatory under the terms of this Article 56, duly updated by the Extended National Consumer Price Index (IPCA) published by the Brazilian Institute of Geography and Statistics (IBGE) until the time of payment; and (ii) 200% (two hundred percent) of the weighted average unit price of the Company’s shares on the stock exchange with the highest trading volume of the Company’s shares during the 90 (ninety) trading days preceding the date of acquisition or the event that resulted in the obligation to carry out the Initial Public Offering for Achievement of Relevant Participation, considering, for this purpose, the first occurrence among, including but not limited to: (1) the execution of the acquisition contract, or (2) the formalization of the instrument that resulted in ownership (or that guaranteed (a) usufruct or trust over the Company’s shares; (b) options for purchase, subscription, or exchange, for any reason, that may result in the acquisition of the Company’s shares; or (c) any other right that ensures, permanently or temporarily, political or patrimonial rights of a shareholder over the Company’s shares (“Other Rights of Corporate Nature”) or subscription or acquisition right), or (3) the settlement of the acquisition when conducted on the stock exchange without the execution of a contractual instrument, or (4) the disclosure by the Company of a material fact or market communication regarding the acquisition or the aforementioned event.

Paragraph three – The carrying out of the Initial Public Offering for Achievement of Relevant Participation mentioned in the main section does not preclude the possibility of another Company shareholder, or, if applicable, the Company itself, making a competing public offer to acquire shares, under the terms of the applicable regulations.

Companhia de Saneamento Básico do Estado de São Paulo CEO’s Office R. Costa Carvalho, 300 – Pinheiros – CEP 05429-900 – São Paulo - SP Phone: (11) 3388-8000 www.sabesp.com.br

Paragraph four – The requirement to carry out the Initial Public Offering for Achievement of Relevant Participation may be waived or conducted under different terms and conditions from those provided in this Article 56, upon a favorable vote of shareholders gathered in a General Meeting specially called for this purpose, observing the following rules: (i) the said General Meeting shall be convened, on a first call, with the presence of shareholders representing at least half of the capital stock with voting rights and, on a second call, with any number of shareholders; (ii) the waiver of the public offering to acquire shares shall be considered approved with the simple majority vote of the shareholders present, whether on a first or second call; and (iii) the shares held by the Acquirer shall not be counted for the purposes of the quorum required for installation and deliberation under this paragraph.

Paragraph five – The Acquirer shall be required to comply with any requests or requirements from the CVM regarding the Initial Public Offering for Achievement of Relevant Participation, within the maximum periods prescribed in the applicable regulations.

Paragraph six – In the event the Acquirer fails to comply with the obligations imposed by this Article 56, including compliance with the maximum deadlines (i) for the execution or request of the registration of the Initial Public Offering for Achievement of Relevant Participation, or (ii) for compliance with any requests or requirements from the CVM and/or B3, the Company’s Board of Directors shall convene a General Meeting, at which the Acquirer shall not be entitled to vote, to resolve on the suspension of the rights of the Acquirer who failed to comply with any obligation imposed by this Article 56, as provided in Article 120 of Federal Law 6,404/1976.

Paragraph seven – Any Acquirer who acquires or becomes the holder of other rights, including (i) Other Rights of Corporate Nature over a quantity equal to or greater than 30% (thirty percent) of the total shares of the Company, or that may result in the acquisition of shares of the Company in a quantity equal to or greater than 30% (thirty percent) of the total shares of the Company, or (ii) derivatives giving rights to the Company’s shares representing 30% (thirty percent) or more of the Company’s shares, shall also be required, within a maximum period of 60 (sixty) days from the date of such acquisition or event, to carry out or request registration, as applicable, of an Initial Public Offering for Achievement of Relevant Participation, as described in this Article 56.

Paragraph eight – In the event of the sale of control of the Company, the carrying out of an Initial Public Offering for Achievement of Relevant Participation under the terms of this Article 56 shall be waived, except for the obligation of the Acquirer to carry out, as applicable, the public offer(s) provided in Article 254-A of Federal Law 6,404/1976, the Novo Mercado Regulations, and these Bylaws.

Paragraph nine – The provisions of this Article 56 do not apply if a person becomes the holder of shares representing 30% (thirty percent) or more of the Company’s total shares as a result of (i) the merger of another company by the Company; (ii) the merger of shares of another company by the Company; (iii) the cancellation of treasury shares; (iv) the repurchase, redemption, or capital reduction with the cancellation of shares by the Company; (v) the public or private subscription of shares of the Company in primary issue, within the limit of the preemptive or priority subscription rights, as applicable; or (vi) succession through corporate reorganization or legal disposition, including succession by inheritance. However, once a percentage equal to or greater than 30% (thirty percent) of the Company’s total shares is reached due to the aforementioned events, any subsequent voluntary increase in shareholding will trigger the obligation to carry out an Initial Public Offering for Achievement of Relevant Participation by the respective shareholder or Group of Shareholders.

Companhia de Saneamento Básico do Estado de São Paulo CEO’s Office R. Costa Carvalho, 300 – Pinheiros – CEP 05429-900 – São Paulo - SP Phone: (11) 3388-8000 www.sabesp.com.br

Paragraph ten – If any shareholder or Group of Shareholders reaches, directly or indirectly, a shareholding representing a percentage equal to or greater than 30% (thirty percent) of the Company’s capital stock and wishes to make a new share acquisition, such shareholder or Group of Shareholders may only make new acquisitions on the stock exchange, being prohibited from conducting private transactions or over-the-counter market transactions, except regarding the Initial Public Offering for Achievement of Relevant Participation itself.

Paragraph eleven – The obligation to carry out the Initial Public Offering for Achievement of Relevant Participation under the terms of this Article does not apply to the effective, direct, or indirect participation of the State of São Paulo and its Group of Shareholders in the Company's capital stock as of the date of entry into force of this Bylaws. However, it will apply (a) to any increase in the participation of the State of São Paulo and its Group of Shareholders in the Company's capital stock after such date, except for the increases in participation under Paragraph nine above, or (b) if the participation of the São Paulo State and its Group of Shareholders falls below 30% (thirty percent) of the capital stock and subsequently reaches or exceeds 30% (thirty percent) of the total shares issued by the Company, under the terms of this Article 56.

CHAPTER XXI

DELISTING FROM NOVO MERCADO

ARTICLE 57 – The Company's delisting from Novo Mercado will be decided under the provisions of the Novo Mercado Regulations, and the public offering to acquire shares belonging to the other shareholders of the Company may be waived, observing the procedures provided in the said Regulations.

CHAPTER XXII

GENERAL PROVISIONS

ARTICLE 58 – The Company shall remain a sponsor, under current conditions, of the pension plans administered by Fundação Sabesp de Seguridade Social (Sabesprev), in both defined benefit and defined contribution modalities, with the entry of new participants and the expansion or increase of respective benefits prohibited in both cases.

Sole paragraph – The Company may, at the discretion of the Board of Directors, sponsor new pension plans to be administered by a closed entity, under the defined contribution modality, intended for its employees. The Board of Directors, at the time of approval, shall deliberate on the conditions to be provided in the respective regulation, as well as on the percentage of the sponsor’s contribution, observing the applicable legislation.

ARTICLE 59 – The Company shall observe the shareholders' agreements filed at the headquarters, expressly prohibiting the members of the presiding Board of meeting works or Board of Directors meetings from accepting a vote declaration from any shareholder, signatory of a shareholders' agreement duly filed at the headquarters or from a Board member elected by the signatories of such agreement, that is cast in disagreement with what has been agreed upon in the said agreement. The Company is also expressly prohibited from accepting and proceeding with the transfer of shares and/or the encumbrance and/or assignment of preemptive rights to subscribe shares and/or other securities that do not respect what is stipulated and regulated in a shareholders' agreement filed at the headquarters.

Companhia de Saneamento Básico do Estado de São Paulo CEO’s Office R. Costa Carvalho, 300 – Pinheiros – CEP 05429-900 – São Paulo - SP Phone: (11) 3388-8000 www.sabesp.com.br

Sole paragraph – The Company will not file any shareholders' agreement that conflicts with the provisions of these Bylaws.

ARTICLE 60 - Matters not covered in these Bylaws will be resolved by the General Meeting and regulated by applicable law.

Companhia de Saneamento Básico do Estado de São Paulo CEO’s Office R. Costa Carvalho, 300 – Pinheiros – CEP 05429-900 – São Paulo - SP Phone: (11) 3388-8000 www.sabesp.com.br

ATTACHMENT III

Attending shareholders list

Pursuant to paragraphs 1 and 2 of article 47 of the Brazilian Securities and Exchange Commission (CVM) Resolution 81, of March 29, 2022, as amended and in force, the shareholders attending the Meeting are considered signatories to the minutes.

Shareholders attending the Extraordinary Shareholders' Meeting through the electronic participation system:

Represented by LAURA BARACAT BEDICKS e BRUNA TAPIE GABRIELLI:

Estado de São Paulo

Represented by CHRISTIANO MARQUES DE GODOY:

ITAU PHOENIX ACOES FI, AMUNDI AMBITION NET ZERO CARBONE, AMUNDI FUNDS, AMUNDI INDEX SOLUTIONS, BEST INVESTMENT CORPORATION, CANDRIAM EQUITIES L, HEPTAGON FUND ICAV DRIEHAUS EMERGING MARKETS SUSTAINABLE EQUITY FUND, FIDELITY FUNDS  LATIN AMERICA FUND, FIDELITY FUNDS SICAV, IT NOW PIBB IBRX-50 FUNDO DE ÍNDICE, ITAÚ MAPPA INSTITUCIONAL MULTIMERCADO FUNDO DE INVESTIMENTO, ITAÚ AÇÕES DIVIDENDOS FI, ITAÚ ARTAX MULTIMERCADO FUNDO DE INVESTIMENTO, ITAÚ ARTAX ULTRA MULTIMERCADO FUNDO DE INVESTIMENTO, ITAÚ ASGARD AÇÕES FUNDO DE INVESTIMENTO, ITAÚ BALANCEADO ATIVO FMP FGTS CARTEIRA LIVRE, ITAÚ DUNAMIS MASTER FUNDO DE INVESTIMENTO EM AÇÕES, ITAU FTSE RAFI BRAZIL 50 CAPPED INDEX FIA, ITAÚ HUNTER TOTAL RETURN MULTIMERCADO FI, ITAÚ IBRX ATIVO MASTER FIA, ITAÚ INDEX AÇÕES IBOVESPA FI, ITAU INDEX ACOES IBRX FI, ITAÚ INFLATION EQUITY OPPORTUNITIES MULTIMERCADO FUNDO DE INVESTIMENTO, ITAÚ INSTITUCIONAL INFLAÇÃO MULTIESTRATÉGIA MULTIMERCADO FUNDO DE INVESTIMENTO, ITAÚ LONG AND SHORT PLUS MULTIMERCADO FI, ITAÚ MASTER GLOBAL DINÂMICO MULTIMERCADO FUNDO DE INVESTIMENTO, ITAÚ MASTER GLOBAL DINÂMICO ULTRA MULTIMERCADO FUNDO DE INVESTIMENTO, ITAÚ MASTER MOMENTO AÇÕES FUNDO DE INVESTIMENTO, ITAU MOMENTO ESG ACOES FUNDO DE INVESTIMENTO, ITAÚ MOMENTO II AÇÕES FUNDO DE INVESTIMENTO, ITAÚ OPTIMUS EXTREME MULTIMERCADO FUNDO DE INVESTIMENTO, ITAÚ OPTIMUS TITAN MULTIMERCADO FUNDO DE INVESTIMENTO, LCL ACTIONS EMERGENTS, LONG BIAS FUNDO DE INVESTIMENTO EM AÇÕES, STICHTING BEDRIJFSTAKPENSIOENFONDS V H S, A,ENGLASZETBEDRIJF, STICHTING PENSIOENFONDS VOOR DE ARCHITECTENBUREAUS, ITAÚ GOVERNANÇA CORPORATIVA AÇÕES FUNDO DE INVESTIMENTO SUSTENTÁVEL, IT NOW IBOVESPA FUNDO DE ÍNDICE, ITAÚ PREVIDÊNCIA IBRX FIA, ITAÚ OPTIMUS LONG BIAS MULTIMERCADO FUNDO DE INVESTIMENTO, ITAU IBOVESPA ATIVO MASTER FIA, ITAÚ INFLATION EQUITY OPPORT AÇÕES, ITAÚ INFLAÇÃO MULTIESTRATÉGIA MULTIMERCADO FUNDO DE INVESTIMENTO, ITAÚ ASGARD INSTITUCIONAL AÇÕES FUNDO DE INVESTIMENTO, IT NOW IGCT FUNDO DE INDICE, ITAU CAIXA ACOES FI, ITAÚ ARTAX LONG BIAS MULTIMERCADO FUNDO DE INVESTIMENTO, ITAU MOMENTO IQ ACOES FUNDO DE INVESTIMENTO, ITAÚ S P B3 LOW VOLATILITY FUNDO DE INVESTIMENTO EM AÇÕES

Companhia de Saneamento Básico do Estado de São Paulo CEO’s Office R. Costa Carvalho, 300 – Pinheiros – CEP 05429-900 – São Paulo - SP Phone: (11) 3388-8000 www.sabesp.com.br

Represented by GABRIEL NUNES RAMIRES:

Fourth Sail Long Short LLC, Fourth Sail Discovery LLC

Represented by JULIANA MARIANO RODRIGUES:

The Bank of New York Mellon

Represented by CAROLINE PONTES DUARTE:

JGP B PREVIDÊNCIA FIFE MASTER FI MULTIMERCADO, MOSTEIRO FUNDO DE INVESTIMENTO MULTIMERCADO, JGP BRASILPREV FIFE MULTIMERCADO PREVIDENCIÁRIO FUNDO DE INVESTIMENTO, FCOPEL FUNDO DE INVESTIMENTO EM AÇÕES I, JGP B PREVIDÊNCIA FIFE MASTER FUNDO DE INVESTIMENTO EM AÇÕES, JGP BRASILPREV FIFE ESG 100 PREVIDENCIÁRIO FUNDO DE INVESTIMENTO EM AÇÕES IS, JGP COMPOUNDERS MASTER FUNDO DE INVESTIMENTO EM AÇÕES INVESTIMENTO NO EXTERIOR, JGP ESG INSTITUCIONAL MASTER FUNDO DE INVESTIMENTO EM AÇÕES IS, JGP ESG MASTER FUNDO DE INVESTIMENTO EM AÇÕES IS, JGP ESG PREVIDENCIÁRIO MASTER FUNDO DE INVESTIMENTO EM AÇÕES IS, JGP ESG PREVIDENCIÁRIO XP MASTER FUNDO DE INVESTIMENTO EM AÇÕES IS, JGP MULTIMERCADO PREVIDENCIÁRIO ADVISORY XP SEGUROS FUNDO DE INVESTIMENTO, JGP MULTIMERCADO PREVIDENCIÁRIO ICATU FUNDO DE INVESTIMENTO, JGP MULTIMERCADO PREVIDENCIÁRIO ITAÚ MASTER FUNDO DE INVESTIMENTO, JGP PREVIDENCIÁRIO ITAÚ MASTER FUNDO DE INVESTIMENTO EM AÇÕES, JGP PREVIDENCIÁRIO RED FUNDO DE INVESTIMENTO MULTIMERCADO, JGP EQUITY MASTER FUNDO DE INVESTIMENTO MULTIMERCADO, JGP LONG ONLY MASTER FUNDO DE INVESTIMENTO EM AÇÕES, FUNDO DE INVESTIMENTO MULTIMERCADO SANTA CRISTINA INVESTIMENTO NO EXTERIOR CRÉDITO PRIVADO, JGP EQUITY MASTER FUNDO DE INVESTIMENTO EM AÇÕES

Shareholders attending the Extraordinary Shareholders' Meeting through the Remote Voting Form

NN (L), SWISSCANTO (LU) EQUITY FUND, VANGUARD ESG INTERNATIONAL, VOYA MULTI-MANAGER EMERGING MARKETS EQUITY FUND, ABERDEEN INV FUNDS ICVC III - ABERDEEN GLOBAL EMERG M Q E FD, ABU DHABI RETIREMENT PENSIONS AND BENEFITS FUND, ACTIVE M INTERNATIONAL EQUITY FUND, ALASKA COMMON TRUST FUND, ALASKA PERMANENT FUND, ALBERTA INVESTMENT MANAGEMENT CORPORATION, ALLIANZ GL INVESTORS GMBH ON BEHALF OF ALLIANZGI-FONDS DSPT, AMERICAN HEART ASSOCIATION, INC., APOSTLE PEOPLE AND PLANET DIVERSIFIED FUND, AQR INNOVATION FUND, L.P., AQR UCITS FUNDS, ARERO - DER WELTFONDS -NACHHALTIG, ARGUCIA ENDOWMENT FUNDO DE INV MULTIMERCADO, ARIZONA PSPRS TRUST, ARROWSTREET (CANADA) GLOBAL ALL-COUNTRY FUND I, ARROWSTREET (DELAWARE) L/S FUND L.P., ARROWSTREET CAPITAL GLOBAL EQUITY LONG/SHORT

Companhia de Saneamento Básico do Estado de São Paulo CEO’s Office R. Costa Carvalho, 300 – Pinheiros – CEP 05429-900 – São Paulo - SP Phone: (11) 3388-8000 www.sabesp.com.br

FUND LIMITED, ARROWSTREET CAPITAL NEWBURY FUND LIMITED, ARROWSTREET EMERGING MARKET ALPHA EXTENSION TRUST, ARROWSTREET GLOBAL EQUITY ACWI TRUST FUND, ARROWSTREET US GROUP TRUST, ASSET MANAGEMENT EXCHANGE UCITS CCF, ATMOS MASTER FIA, ATMOS MASTER PREV, ATMOS TERRA, AVADIS FUND - AKTIEN EMERGING MARKETS INDEX, AVIVA I INVESTMENT FUNDS ICVC - AVIVA I INTERNATIONAL I T F, AVIVA INVESTORS, AVIVA LIFE PENSIONS UK LIMITED, AWARE SUPER PTY LTD, BANK SINOPAC CO., LTD., IN ITS CAPACITY AS MASTER, BAYERNINVEST KAPITALVERWALTUNGSGESELLSCHAFT MBH FO, BEWAARSTICHTING NNIP I, BLACKROCK A. M. S. AG ON B. OF I. E. M. E. I. F. (CH), BLACKROCK ASSET MANAG IR LT I ITS CAP A M F T BKR I S FD, BLACKROCK GLOBAL INDEX FUNDS, BLACKROCK INSTITUTIONAL TRUST COMPANY NA, BLACKROCK LIFE LIMITED, BLACKROCK LIFE LIMITED - DC OVERSEAS EQUITY FUND, BLK MAGI FUND, BNY MELLON SUSTAINABLE GLOBAL EMERGING MARKETS FUN, BOMBARDIER TRUST CANADA GLOBAL EQUITIES FUND, BRIDGEWATER BLUE PEAK FUND, LP, BRIDGEWATER PURE ALPHA STERLING FUND, LTD., BRIDGEWATER PURE ALPHA TRADING COMPANY II, LTD., BRIDGEWATER PURE ALPHA TRADING COMPANY LTD., BRITISH COLUMBIA INVESTMENT MANAGEMENT CORPORATION, BRUNEI INVESTMENT AGENCY, BW DMO FUND, LTD., BW PASPG, LTD., BW-M PA 24, LTD., CAISSE DE DEPOT ET PLACEMENT DU QUEBEC, CALIFORNIA PUBLIC EMPLOYEES RETIREMENT SYSTEM, CALIFORNIA STATE TEACHERS RETIREMENT SYSTEM, CANADA PENSION PLAN INVESTMENT BOARD, CANDRIAM GLOBAL EMERGING MARKETS EQUITIES FUND LP, CENTRAL PROVIDENT FUND BOARD, CHANG HWA CO BANK, LTD IN ITS C AS M CUST OF N B FUND, CHEVRON UK PENSION PLAN, CHUBB CORPORATION MASTER RETIREMENT TRUST, CIBC EMERGING MARKETS EQUITY INDEX ETF, CIBC EMERGING MARKETS INDEX FUND, CITIPREVI TITANIUM FIA, CITITRUST LIM AS TR OF BLACK PREMIER FDS- ISH WOR EQU IND FD, CITITRUST LTD A T VANG FDS S - VANGUARD MODERATE GROWTH FUND, CITY OF NEW YORK GROUP TRUST, CLARITAS ADVISORY ICATU PREVIDENCIA FIM, CLARITAS BRASILPREV FIFE FUNDO DE INVESTIMENTO MULTIMERCADO, CLARITAS BTG PREVIDENCIA FIM, CLARITAS HEDGE MASTER FUNDO DE INVESTIMENTO MULTIMERCADO LP, CLARITAS INFLACAO INSTITUCIONAL FIM, CLARITAS INSTITUCIONAL MASTER FIM, CLARITAS LONG BIAS FUNDO DE INVESTIMENTO MULTIMERCADO, CLARITAS LONG BIAS PREV FIFE FIM, CLARITAS LONG SHORT MASTER FUNDO INVESTIMENTO MULTIMERCADO, CLARITAS MACRO PREVIDENCIA FIFE FUNDO DE INVESTIMENTO MULTIM, CLARITAS PREVIDENCIA FIFE FUNDO DE INVESTIMENTO MULTIMERCADO, CLARITAS QUANT MASTER FIM, CLARITAS QUANT MASTER II FIA, CLARITAS TOTAL RETURN MASTER FIM, CLARITAS XP LONG BIAS PREVIDENCIA FIFE FUNDO DE INVESTIMENTO, CLARITAS XP TOTAL RETURN PREVIDENCIA FIFE FUNDO DE INVESTIME, CLINTON NUCLEAR POWER PLANT QUALIFIED FUND, COLLEGE RETIREMENT EQUITIES FUND, COLONIAL FIRST STATE INVESTMENT FUND 50, COLONIAL FIRST STATE WHOLESALE INDEXED GLOBAL SHAR, COMMONWEALTH EMERGING MARKETS FUND 2, COMMONWEALTH SUPERANNUATION CORPORATION, CONNECTICUT GENERAL LIFE INSURANCE COMPANY, CONSULTING GROUP CAPITAL MKTS FUNDS EMER MARKETS EQUITY FUND, CORDIUS B, COUNTY EMPLOYEES ANNUITY AND BENEFIT FD OF THE COOK COUNTY, CUSTODY BANK OF JAPAN, LTD. RE: EMERG EQUITY PASSIVE MOTHR F,

Companhia de Saneamento Básico do Estado de São Paulo CEO’s Office R. Costa Carvalho, 300 – Pinheiros – CEP 05429-900 – São Paulo - SP Phone: (11) 3388-8000 www.sabesp.com.br

CUSTODY BANK OF JAPAN, LTD. RE: SMTB DAIWA/WELLING, DESJARDINS GLOBAL BALANCED GROWTH FUND, DESJARDINS GLOBAL BALANCED STRATEGIC INCOME FUND, DESJARDINS RI EMERGING MARKETS - LOW CO2 INDEX ETF, DEUTSCHE ASSET WEALTH MANAGEMENT INVESTMENT GMBH FOR D GPF, DEUTSCHE ASSET MANAGEMENT S.A. FOR ARERO - DER WEL, DEUTSCHE INVEST I BRAZILIAN EQUITIES, DEUTSCHE X-TRACKERS MSCI ALL WORLD EX US HEDGED EQUITY ETF, DIMENSIONAL EMERGING CORE EQUITY MARKET ETF OF DIM, DWS EMERGING MARKETS EQUITY FUND AS SERIES OF DEUTSCHE DWS, DWS INVEST CLIMATE TECH, DWS INVEST ESG GLOBAL EMERGING MARKETS EQUITIES, DWS INVESTMENT GMBH, EARNEST INSTITUTIONAL LLC, EATON VANCE COLLECTIVE INVESTMENT TFE BEN PLANS EM MQ EQU FD, EMERGING MARKETS COMPLETION FUND, L.P., EMERGING MARKETS EQUITY INDEX MASTER FUND, EMERGING MARKETS EQUITY SELECT ETF, EMERGING MARKETS INDEX NON-LENDABLE FUND B, EMPLOYEES RET SYSTEM OF THE STATE OF HAWAII, EQ/EMERGING MARKETS EQUITY PLUS PORTFOLIO, EURIZON CAPITAL SGR S.P.A, EURIZON EMERGING LEADERS ESG 50 - LUGLIO 2026, EURIZON EMERGING LEADERS ESG 50 - NOVEMBRE 2026, EURIZON EMERGING LEADERS ESG 50 - SETTEMBRE 2026, EXELON GENERATION COMP, LLC TAX QUALIFIED NUCLEAR DECOMM PAR, FAROL FUNDO DE INVESTIMENTO EM ACOES, FIDELITY CONCORD STREET TRUST: FIDELITY ZERO INT. INDEX FUND, FIDELITY GLOBAL EX-U.S. EQUITY INDEX INSTITUTIONAL, FIDELITY INVESTMENT FUNDS FIDELITY INDEX EMERG MARKETS FUND, FIDELITY INVESTMENT FUNDS-FIDELITY SUST. WATER WASTE FUND, FIDELITY SALEM STREET T: FIDELITY E M INDEX FUND, FIDELITY SALEM STREET T: FIDELITY G EX U.S INDEX FUND, FIDELITY SALEM STREET T: FIDELITY TOTAL INTE INDEX FUND, FIDELITY SALEM STREET TRUST: FIDELITY FLEX INTERNATIONAL IND, FIDELITY SALEM STREET TRUST: FIDELITY SAI EMERGING M I FUND, FIDELITY SALEM STREET TRUST: FIDELITY SERIES G EX US I FD, FIRST TRUST EMERGING MARKETS ALPHADEX FUND, FIRST TRUST EMERGING MARKETS HUMAN FLOURISHING ETF, FIRST TRUST GLL FUND PLC - FIRST TR EMERG MKTS ALPH UCITS ET, FIRST TRUST LATIN AMERICA ALPHADEX FUND, FLEXSHARES MORNINGSTAR EMERGING MARKETS FACTOR TILT INDEX F, FLEXSHARES MORNINGSTAR GLOBAL UPSTREAM RESOURCES INDEX FUND, FLEXSHARES STOXX GLOBAL BOND INFRASTRUCTURE INDEX FUND, FRANKLIN LIBERTYQT EMERGING MARKETS INDEX ETF, FRANKLIN TEMPLETON ETF TRUST - FRANKLIN FTSE BRAZI, FRG FUNDO DE INVESTIMENTO EM ACOES CLARITAS, FUNDAMENTAL LOW V I E M EQUITY, FUNDO PETROS FOF CLARITAS INSTITUCIONAL FIM, FUTURE FUND BOARD OF GUARDIANS, GENERAL ORGANISATION FOR SOCIAL INSURANCE, GENERAL PENSION AND SOCIAL SECURITY AUTHORITY, GENOA CAPITAL ARPA MASTER FUNDO DE INVESTIMENTO MULTIMERCADO, GENOA CAPITAL CRUISE PREV C FIFE FUNDO DE INVESTIMENTO MULTIMERCADO, GENOA CAPITAL PULSE PREV A FIFE FUNDO DE INVESTIMENTO FINANCEIRO MULTIMERCADO – RESPONSABILIDADE LIMITADA, GENOA CAPITAL VESTAS MASTER FUNDO DE INVESTIMENTO MULTIMERCADO, GLOBAL X CLEAN WATER ETF, GLOBAL X CLEAN WATER UCITS ETF, GODFOND SVERIGE VARLDEN, GOLDMAN SACHS ETF TRUST - GOLDMAN SACHS EMERGING M, H.E.S.T. AUSTRALIA LIMITED, HAND COMPOSITE EMPLOYEE BENEFIT TRUST, HANDELSBANKEN BRASILIEN TEMA, HANDELSBANKEN EMERGING MARKETS INDEX, HANDELSBANKEN GLOBAL INDEX

Companhia de Saneamento Básico do Estado de São Paulo CEO’s Office R. Costa Carvalho, 300 – Pinheiros – CEP 05429-900 – São Paulo - SP Phone: (11) 3388-8000 www.sabesp.com.br

CRITERIA, HARTFORD INTERNATIONAL CAPITAL APPRECIATION FUND, HC CAPITAL TRUST THE EMERGING MARKETS PORTFOLIO, HPE COMMON CONTRACTUAL FUND, HSBC BANK PLC AS TRUSTEE OF STATE STREET AUT EMERG, IBM 401 (K) PLUS PLAN, ICATU HARTFORD APOS, IMCO EMERGING MARKETS PUBLIC EQUITY LP, INFRAD MASTER FUNDO DE INVESTIMENTO EM ACOES, INTERNATIONAL EQUITIES PASSIVE B UNIT TRUST, INVESCO GLOBAL WATER ETF, INVESCO INVESTMENT MANAGEMENT LTD, ACTING AS MANAG, INVESCO MSCI EMERGING MARKETS ESG CLIMATE PARIS AL, INVESCO MSCI EMERGING MARKETS ESG UNIVERSAL SCREEN, INVESCO S&P GLOBAL WATER INDEX ETF, INVESTEC GLOBAL STRATEGY FUND, INVESTERINGSFORENINGEN D. I. I. G. AC R. - A. KL, INVESTERINGSFORENINGEN D. I. I. G. E. M. R. - A. KL, INVESTERINGSFORENINGEN NORDEA INVEST EMERGING MKTS E. KL, INVESTERINGSFORENINGEN NORDEA INVEST STABIL BALANCERET KL, INVESTERINGSFORENINGEN NYKREDIT INVEST, TAKTISK ALLOKERING, INVESTERINGSFORENINGEN SPARINVEST INDEX EMERGING MARKETS, IPROFILE INTERNATIONAL EQUITY PRIVATE POOL, ISHARES (DE) I INVESTMENTAKTIENGESELLSCHAFT MIT TG, ISHARES CORE MSCI EMERGING MARKETS ETF, ISHARES CORE MSCI EMERGING MARKETS IMI INDEX ETF, ISHARES CORE MSCI TOTAL INTERNATIONAL STOCK ETF, ISHARES EDGE MSCI MULTIFACTOR EMERGING MARKETS ETF, ISHARES EMERGING MARKETS FUNDAMENTAL INDEX ETF, ISHARES EMERGING MARKETS IMI EQUITY INDEX FUND, ISHARES ESG ADVANCED MSCI EM ETF, ISHARES ESG MSCI EM LEADERS ETF, ISHARES II PUBLIC LIMITED COMPANY, ISHARES III PUBLIC LIMITED COMPANY, ISHARES IV PUBLIC LIMITED COMPANY, ISHARES MSCI ACWI ETF, ISHARES MSCI ACWI EX U.S. ETF, ISHARES MSCI ACWI LOW CARBON TARGET ETF, ISHARES MSCI BRAZIL ETF, ISHARES MSCI EMERGING MARKETS ETF, ISHARES MSCI EMERGING MARKETS EX CHINA ETF, ISHARES MSCI WATER MANAGEMENT MULTISECTOR ETF, ISHARES PUBLIC LIMITED COMPANY, ISHARES S&P GLOBAL WATER INDEX FUND, ITAU FUNDS - LATIN AMERICA EQUITY FUND, IVESCO FTSE RAFI EMERGING MARKETS ETF, JNL EMERGING MARKETS INDEX FUND, JOHN HANCOCK FUNDS II INTERNATIONAL STRATEGIC EQUITY ALLOCAT, JOHN HANCOCK FUNDS II MULTI-ASSET ABSOLUTE RETURN FUND, JOHN HANCOCK HEDGED EQUITY INCOME FUND, JOHN HANCOCK INFRASTRUCTURE FUND, JOHN HANCOCK TRUST COMPANY COLLECTIVE INVESTMENT T, JOHN HANCOCK VARIABLE INS TRUST INTERN EQUITY INDEX TRUST, JPMORGAN BETABUILDERS EMERGING MARKETS EQUITY ETF, JPMORGAN DIVERSIFIED RETURN EMERGING MARKETS EQUITY ETF, JPMORGAN FUNDS, JSS INVESTMENTFONDS-JSS SUSTAINABLE EQUITY -S.E.MARKETS, KAPITALFORENINGEN EMD INVEST, EMERGING MARKETS IND, KAPITALFORENINGEN INVESTIN PRO, GLOBALE AKTIER IND, KAPITALFORENINGEN INVESTIN PRO, VELLIV EMERGING MA, KAPITALFORENINGEN SAMPENSION INVEST, GEM ENHANCED, KBC ECO FUND, KBC EQUITY FUND, KRANESHARES MSCI EMERGING MARKETS EX CHINA INDEX E, LATTICE EMERGING MARKETS STRATEGY ETF, LEGAL GENERAL CCF, LEGAL GENERAL GLOBAL INFRASTRUCTURE INDEX FUND, LEGAL GENERAL SCIENTIFIC BETA EMERGING MARKETS FUND, LLC, LEGAL GENERAL U. ETF P. LIMITED COMPANY, LEGAL & GENERAL FUTURE WORLD ESG EMERGING MARKETS, LEGAL & GENERAL GLOBAL EQUITY INDEX FUND, LEGAL & GENERAL ICAV, LEGAL & GENERAL INTERNATIONAL INDEX TRUST, LEGAL AND GENERAL ASSURANCE PENSIONS MNG LTD, LEGAL AND

Companhia de Saneamento Básico do Estado de São Paulo CEO’s Office R. Costa Carvalho, 300 – Pinheiros – CEP 05429-900 – São Paulo - SP Phone: (11) 3388-8000 www.sabesp.com.br

GENERAL ASSURANCE SOCIETY LIMITED, LEIA GROUP TRUST, LGIASUPER TRUSTEE, LOS ANGELES COUNTY EMPLOYEES RET ASSOCIATION, MACQUARIE MULTI-FACTOR FUND, MACQUARIE TRUE INDEX EMERGING MARKETS FUND, MAINSTAY CANDRIAM EMERGING MARKETS EQUITY FUND, MAINSTAY MACKAY INTERNATIONAL OPPORTUNITIES FUND, MAINSTAY VP EMERGING MARKETS EQUITY PORTFOLIO, MALIKO INVESTMENTS LLC, MANAGED PENSION FUNDS LIMITED, MANUKA INVESTMENTS LLC, MBB PUBLIC MARKETS I LLC, MERCER EMERGING MARKETS FUND, MERCER EMERGING MARKETS SHARES FUND, MERCER QIF FUND PLC, MERCER UCITS COMMON CONTRACTUAL FUND, METLIFE FIA, MGTS AFH DA GLOBAL EMERGING MARKETS EQUITY FUND, MICROBANK SI IMPACTO RENTA VARIABLE, FI, MINISTRY OF ECONOMY AND FINANCE, MOBIUS LIFE LIMITED, MSCI ACWI EX-U.S. IMI INDEX FUND B2, MULTIPREV FIA, NAT WEST BK PLC AS TR OF ST JAMES PL ST MANAGED UNIT TRUST, NATIONAL COUNCIL FOR SOCIAL SECURITY FUND, NATIONAL EMPLOYMENT SAVINGS TRUST, NEBRASKA PUBLIC EMPLOYEES RETIREMENT SYSTEMS, NEW IRELAND ASSURANCE COMPANY PUBLIC LIMITED COMPANY, NEW SOUTH WALLES TR CORP AS TR FOR THE TC EMER MKT SHAR FUND, NEW YORK STATE TEACHERS RETIREMENT SYSTEM, NEW ZEALAND SUPERANNUATION FUND, NFS LIMITED, NGS SUPER, NN PARAPLUFONDS 1 N.V, NORDEA 1 - ALPHA 7 MA FUND, NORDEA 1- ALPHA 15 MA FUND, NORDEA 1 SICAV - GBP DIVERSIFIED RETURN FUND, NORDEA 1 SICAV NORDEA 1 STABLE EMERGING MARKETS EQUITY FUND, NORDEA 1 SICAV - NORDEA 1 STABLE RETURN FUND, NORDEA 1, SICAV- NORDEA 1- LATIN AMERICAN EQUITY FUND, NORDEA 2 - VAG OPTIMISED STABLE RETURN FUND, NORDEA 2 SICAV, NORDEA DEDIC. INVEST. F., SICAV-FIS-MA LIQUID ALTER. I FUND, NORDEA DEDICATED INV FD, SICAV-FIS-MA LIQ ALTERNATIVE II FD, NORDEA GENERATIONSFOND 60-TAL, NORDEA GENERATIONSFOND 80-TAL, NORDEA GENERATIONSFOND 90-TAL, NORDEA STABIL, NORGES BANK, NORTHERN EMERGING MARKETS EQUITY INDEX FUND, NORTHERN TRUST COLLECTIVE ALL COUNTRY WORLD I (ACWI) E-U F-L, NORTHERN TRUST COLLECTIVE EMERGING MARKETS INDEX FUND-LEND, NORTHERN TRUST INVESTIMENT FUNDS PLC, NORTHERN TRUST UCITS FGR FUND, NTCC COLLECTIVE FUNDS FOR EMPLOYEE BENEFIT TRUSTS, NTGI QM COMMON DAILY ALL COUNT WORLD EXUS EQU INDEX FD LEND, NTGI QUANTITATIVE MANAGEMENT COLLEC FUNDS TRUST, NTGI-QM COMMON DAILY EMERGING MARKETS EQUITY I F- NON L, NUVEEN/SEI TRUST COMPANY INVESTMENT TRUST, ONEPATH GLOBAL EMERGING MARKETS SHARES(UNHEDGED) INDEX POOL, PACIFIC SELECT FUND, PARAMETRIC EMERGING MARKETS FUND, PARKER FOUNDATION, INC., PARTNERS GROUP LISTED INVESTMENTS SICAV - LISTED INFRASTRUCT, PEOPLE S BANK OF CHINA, PHILADELPHIA GAS WORKS PENSION PLAN, PICTET - EMERGING MARKETS INDEX, PICTET - GLOBAL MEGATREND SELECTION, PICTET - WATER, PICTET CH INSTITUCIONAL-EMERGING MARKETS TRACKER, PREVIHONDA1, PLATO INSTITUTIONAL INDEX FUND, POLICE AND FIREMEN'S RETIREMENT SYSTEM OF NEW JERS, POOL REINSURANCE COMPANY LIMITED, POPLAR TREE FUND OF AMERICAN INVESTMENT TRUST, PRINCIPAL FINANCIAL SERVICES, INC, PRINCIPAL FUNDS INC. - ORIGIN EMERGING MARKETS FUND, PRINCIPAL FUNDS, INC-INTERNATIONAL EMERGING MARKETS FUND, PRINCIPAL GLOBAL INVESTORS FUNDS, PRINCIPAL LIFE INSURANCE COMPANY, PRINCIPAL VARIABLE CONTRACTS FUNDS INC INT EMERG MAR ACCOUNT,

Companhia de Saneamento Básico do Estado de São Paulo CEO’s Office R. Costa Carvalho, 300 – Pinheiros – CEP 05429-900 – São Paulo - SP Phone: (11) 3388-8000 www.sabesp.com.br

PRUDENTIAL ASSURANCE COMPANY SINGAPORE (PTE) LTD, PUBLIC EMPLOYEES' LONG-TERM CARE FUND, PUBLIC EMPLOYEES RETIREMENT ASSOCIATION OF NEW MEX, PUBLIC EMPLOYEES RETIREMENT SYSTEM OF OHIO, PUBLIC SECTOR PENSION INVESTMENT BOARD, QSUPER, RARE EMERGING MARKETS FUND, RAYLIANT QUANTAMENTAL EMERGING MARKET EQUITY ETF, RUSSEL EMERGING MARKETS EQUITY POOL, RUSSEL INVESTIMENT FUNDS NON.US. FUND, RUSSEL INVESTMENTS GLOBAL EQUITY POOL, RUSSEL OVERSEAS EQUITY POOL, RUSSELL INSTITUTIONAL FDS, LLC - RI EQUITY FD, RUSSELL INSTITUTIONAL FUNDS, LLC - REM EQUITY PLUS FUND, RUSSELL INSTITUTIONAL FUNDS, LLC-RUSSELL GLOBAL EQUITY P F, RUSSELL INVESTMENT COMPANY - RUSSELL I D MARKETS FUND, RUSSELL INVESTMENT COMPANY EMERGING MARKETS FUND, RUSSELL INVESTMENT COMPANY GLOBAL EQUITY FUND, RUSSELL INVESTMENT COMPANY PUBLIC LIMITED COMPANY, RUSSELL INVESTMENT COMPANY RUSSELL TAX-MANAGED INTERNATIONAL, RUSSELL INVESTMENTS INTERNATIONAL SHARES FUND, RUSSELL TR COMPANY COMMINGLED E. B. F. T. R. L. D. I. S., RUSSELL TRUST COMPANY COMMINGLED EMPLOYEE BENEFIT FUNDS T, SANTANDER SICAV, SAS TRUSTEE CORPORATION POOLED FUND, SCHRODER INTERNATIONAL SELECTION FUND, SCHRODER INTL SELECTION F - LATIN AMERICAN, SCHWAB EMERGING MARKETS EQUITY ETF, SCHWAB FUNDAMENTAL EMERG0ING MARKETS LARGE COMPANY INDEX ETF, SCHWAB FUNDAMENTAL EMERGING MARKETS LARGE COMPANY INDEX FUND, SCOTIA EMERGING MARKETS EQUITY INDEX TRACKER ETF, SCOTIA PRIVATE EMERGING MARKETS POOL, SCOTTISH WIDOWS INVESTMENT SOLUTIONS FUNDS ICVC- FUNDAMENTAL, SCOTTISH WIDOWS MANAGED INVESTMENT FUNDS ICVC -INT, SEI INSTITUTIONAL INVESTMENTS TRUST SWE EX-US FUND, SHELL FOUNDATION, SHELL TR (BERM) LTD AS TR O SHELL OV CON P F, SILVIO TINI DE ARAUJO, SOUTHERN CAL ED C N F Q C DC MT S ON P VD N G, SPAENGLER IQAM INVEST GMBH FOR SPAENGLER IQAM EQ EMER MKTS, SPARTA FUNDO DE INVESTIMENTO EM ACOES - BDR NIVEL I, SPARTAN GROUP TRUST FOR EMPLOYEE BENEFIT PLANS: SP, SPARTAN GROUP TRUST FOR EMPLYEE BENEFIT PLANS: SPARTAN EMERG, SPDR MSCI EMERGING MARKETS STRATEGICFACTORS ETF, SPDR SP EMERGING MARKETS ETF, SPP AKTIEINDEXFOND GLOBAL, SPP EMERGING MARKETS PLUS, SPP EMERGING MARKETS SRI, SSGA MSCI ACWI EX-USA INDEX NON-LENDING DAILY TRUST, SSGA MSCI BRAZIL INDEX NON-LENDING QP COMMON TRUST FUND, SSGA SPDR ETFS EUROPE I PLC, SSGA SPDR ETFS EUROPE II PUBLIC LIMITED COMPANY, SSTL AS DEPOSITARY OF FP BRUNEL PENSION PARTNERSHI, ST STR MSCI ACWI EX USA IMI SCREENED NON-LENDING COMM TR FD, STATE OF ALASKA RETIREMENT AND BENEFITS PLANS, STATE OF IND PUBLIC EMPL RET FUND, STATE OF MINNESOTA STATE EMPLOYEES RET PLAN, STATE OF WYOMING, STATE STREET EMERGING MARKETS EQUITY INDEX FUND, STATE STREET GLOBAL ADVISORS LUX SICAV - S S G E M I E FUND, STATE STREET GLOBAL ALL CAP EQUITY EX-US INDEX PORTFOLIO, STATE STREET IRELAND UNIT TRUST, STATE STREET VARIABLE INSURANCE SERIES FUNDS, INC, STATE TREASURER OF MICH CUSTODIAN OF PUBLIC S EMPL RTMNT S, STICHTING BEDRIJFSTAKPENSIOENFONDS VOOR DE DETAILHANDEL, STICHTING DEPOSITARY APG EME MULTI CLIENT POOL, STICHTING DEPOSITARY APG EMERGING MARKETS EQUITY POOL, STICHTING JURIDISCH EIGENAAR ACHMEA INVESTMENT MAN, STICHTING PENSIOENFONDS HOOGOVENS, STICHTING

Companhia de Saneamento Básico do Estado de São Paulo CEO’s Office R. Costa Carvalho, 300 – Pinheiros – CEP 05429-900 – São Paulo - SP Phone: (11) 3388-8000 www.sabesp.com.br

PENSIOENFONDS PGB, STICHTING PENSIONENFONDS VAN DE METALEKTRO (PME), STICHTING PGGM DEPOSITARY, STICHTING SHELL PENSIOENFONDS, STOREBRAND SICAV, STRIVE EMERGING MARKETS EX-CHINA ETF, SUNAMERICA SERIES TRUST SA EMERGING MARKETS EQUITY, SWISSCANTO (LU), SYDBANK A/S, SYMMETRY PANORAMIC GLOBAL EQUITY FUND, TEACHER RETIREMENT SYSTEM OF TEXAS, TELUS PENSIONS MASTER TRUST, TEXAS MUNICIPAL RETIREMENT SYSTEM, THE BANK OF N. Y. M. (INT) LTD AS T. OF I. E. M. E. I. F. UK, THE BANK OF NEW YORK MELLON EMP BEN COLLECTIVE INVEST FD PLA, THE BOEING COMPANY EMPLOYEE RETIREMENT PLANS MASTER TRUST, THE EMERGING M.S. OF THE DFA I.T.CO., THE HARTFORD BAL FD, A SRS OF THE HARTFORD MUTUAL FDS, INC, THE HARTFORD INTERNATIONAL VALUE FUND, THE MASTER TR BANK OF JAPAN AS TR FOR HSBC BRAZIL MOTHER FD, THE MASTER TRUST BANK OF JAP, LTD. AS TR. FOR MTBJ400045828, THE MASTER TRUST BANK OF JAP., LTD. AS TR. FOR MTBJ400045829, THE MASTER TRUST BANK OF JAPAN, LTD. AS T F MTBJ400045832, THE MASTER TRUST BANK OF JAPAN, LTD. AS T. FOR MTBJ400045835, THE MASTER TRUST BANK OF JAPAN, LTD. AS TOS LATIN AEMF, THE MASTER TRUST BANK OF JAPAN, LTD. AS TR FOR MUTB400045792, THE MASTER TRUST BANK OF JAPAN, LTD. AS TRU FO MTBJ400045849, THE MASTER TRUST BANK OF JAPAN, LTD. AS TRUSTEE FO, THE MASTER TRUST BANK OF JAPAN, LTD. AS TRUSTEE FOR MTBJ4000, THE MASTER TRUST BANK OF JAPAN, LTD. AS TRUSTEE FOR MUTB4000, THE MASTER TRUST BANK OF JAPAN, LTD. TRUSTEE MUTB400045794, THE MONETARY AUTHORITY OF SINGAPORE, THE NOMURA T AND B CO LTD RE I E S INDEX MSCI E NO HED M FUN, THE SAUDI SECOND INVESTMENT COMPANY, THE SEVENTH SWEDISH NATIONAL PENSION FUND - AP7 EQUITY FUND, THE STATE TEACHERS RETIREMENT SYSTEM OF OHIO, THRIFT SAVINGS PLAN, TIAA-CREF FUNDS - TIAA-CREF EMERGING MARKETS EQUITY I F, TOTAL INTERNATIONAL EX U.S. I MASTER PORT OF MASTER INV PORT, TRIODOS SICAV I - TRIODOS FUTURE GENERATIONS FUND, TRUE POTENTIAL ADM LLP OEIC 2 TRUE POTENTIAL PICTET BALANCED, TRUE POTENTIAL ADM LLP OEIC 2 TRUE POTENTIAL PICTET DEFENSIV, TRUE POTENTIAL ADM LLP OEIC 2 TRUE POTENTIAL PICTET GROWTH, TT ENVIRONMENTAL SOLUTIONS FUND, A SUB FUND OF TT, UTILICO EMERGING MARKETS TRUST PLC, VANGUARD EMERGING MARKETS SHARES INDEX FUND, VANGUARD EMERGING MARKETS STOCK INDEX FUND, VANGUARD F. T. C. INST. TOTAL INTL STOCK M. INDEX TRUST II, VANGUARD FIDUCIARY TRT COMPANY INSTIT T INTL STK MKT INDEX T, VANGUARD FUNDS PLC / VANGUARD ESG EMERGING MARKETS, VANGUARD FUNDS PLC / VANGUARD ESG GLOBAL ALL CAP U, VANGUARD FUNDS PUBLIC LIMITED COMPANY, VANGUARD INV FUNDS ICVC-VANGUARD FTSE GLOBAL ALL CAP INDEX F, VANGUARD INVESTMENT SERIES PLC, VANGUARD INVESTMENT SERIES PLC / VANGUARD ESG EMER, VANGUARD TOTAL INTERNATIONAL STOCK INDEX FD, A SE VAN S F, VANGUARD TOTAL WORLD STOCK INDEX FUND, A SERIES OF, VARIABLE INSURANCE PRODUCTS FUND II: INTERNATIONAL, VERDIPAPIRFONDET KLP AKSJE FREMVOKSENDE MARKEDER INDEKS I, VERDIPAPIRFONDET STOREBRAND INDEKS NYE MARKEDER, VERIZON MASTER SAVINGS TRUST, VOYA EMERGING MARKETS INDEX PORTFOLIO, WELL MANAG FUNDS (LUXEMBOURG) - WELL EMERG MKTS R E FUND, WELLINGTON COMPOUND GROWTH, L.P., WELLINGTON MANAGEMENT FUNDS (IRELAND) PLC, WELLINGTON TRUST COMPANY N.A., WELLINGTON TRUST COMPANY, NATIONAL

Companhia de Saneamento Básico do Estado de São Paulo CEO’s Office R. Costa Carvalho, 300 – Pinheiros – CEP 05429-900 – São Paulo - SP Phone: (11) 3388-8000 www.sabesp.com.br

ASSOCIATION MUL, WA PREV IBRX ALPHA MASTER, LM VALUATION FIA, WISDOMTREE EMERGING MARKETS MULTIFACTOR FUND, EQUITAS MASTER FIA BDR NÍVEL I, EQUITAS SELECTION INSTITUCIONAL MASTER FI AÇÕES, EQUITAS MASTER SELECTION FIA, EQUITAS PREV ICATU MASTER FIA, EQUITAS PREVIDENCIA FI MULTIMERCADO, EQUITAS PREVIDENCIÁRIO XP MASTER FIA, AC PREV EQUITIES FUNDO DE INVESTIMENTOS EM AÇÕES, ACE CAPITAL ABSOLUTO MASTER FUNDO DE INVESTIMENTOS DE AÇÕES, ACE CAPITAL ACTION MASTER FUNDO DE INVESTIMENTO FINANCEIRO EM AÇÕES, ACE CAPITAL ABSOLUTO PREV FIFE FUNDO DE INVESTIMENTO FINANCEIRO AÇÕES - RESP LIMITADA, GROU ABSOLUTO MASTER FUNDO DE INVESTIMENTO MULTIMERCADO, ACE CAPITAL MASTER FUNDO DE INVESTIMENTO MULTIMERCADO, ACE CAPITAL W MASTER FUNDO DE INVESTIMENTO MULTIMERCADO, ACE CAPITAL ABSOLUTE INSTITUCIONAL MASTER FUNDO DE INVESTIMENTO EM AÇÕES, ATIT MASTER PREV FIFE FIA, ATMOS INSTITUCIONAL BR MASTER, ATMOS INSTITUCIONAL MASTER, GAM INVESTMENT MANAGEMENT (SWITZERLAND) AG ON BEHA, GENOA CAPITAL ARPA MASTER FUNDO DE INVESTIMENTO EM AÇÕES, GENOA CAPITAL CRUISE PREV A FIFE MULTIMERCADO FUNDO DE INVESTIMENTO, GENOA CAPITAL RADAR MASTER FUNDO DE INVESTIMENTO MULTIMERCADO, NORTHERN TRUST COLLECTIVE EMERGING MARKETS EX CHIN, GENOA CAPITAL CRUISE BRASILPREV FIFE FUNDO DE INVESTIMENTO MULTIMERCADO, VERDIPAPIRFONDET STOREBRAND INDEKS ALLE MARKEDER, AVADIS FUND, DFC EMERGING MARKETS EQUITY FUND, JANA DIVERSIFIED GLOBAL SHARE TRUST, MERCER PRIVATE WEALTH INTERNATIONAL FOCUSED EQUITY POOL, WELLINGTON MANAGEMENT FUNDS (LUXEMBOURG) III SICAV, STICHTING PHILIPS PENSIOENFONDS, BRASIL WA FIA, WA IBOVESPA ATIVO FIA, WA PREV IBRX ATIVO ACOES, AEGON CUSTODY BV, IU WA CORPORATE RV 25 FIM, LEGG MASON LONG & SHORT M, PREVIHONDA PL APOSENT, INTERNATIONAL MONETARY FUND, CUSTODY B. OF J. LTD. RE: STB D. E. E. F. I. M. F., ISHARES MSCI BRIC ETF, SEI INST INVEST TR WORLD EQ EX-US FUND, THE MASTER T BK OF JPN, LTD AS T OF NIKKO BR EQ MOTHER FUND, GAM STAR FUND PLC, INTERNATIONAL EXPATRIATE BENEFIT MASTER TRUST, INVESTERINGSFORENINGEN SYD INVEST, PARAMETRIC TMEMC FUND, LP, CUSTODY BANK OF JAPAN, LTD. STB BRAZIL STOCK M. F., MGI FUNDS PLC, CPPIB MAP CAYMAN SPC, GAM INVESTMENT MANAGEMENT (SWITZERLAND) AG F Z I I-Z A E M P, TACAMI FIM PREVIDENCIARIO, VOYA VACS SERIES EME FUND, WASHINGTON STATE INVESTMENT BOARD, ISHARES ENVIRONMENTAL INFRASTRUCTURE AND INDUSTRIA, KAPITALFORENINGEN LAEGERNES PENSIONSINVESTERING, LPI AEM III, CAIXABANK EVOLUCION, FI, CITY OF PHILADELPHIA PUB EMPLOYEES RET SYSTEM, RIZE UCITS ICAV, EWP PA FUND, LTD., NORDEA 2, SICAV - EMERGING MKTS SUSTAINABLE ENHANCED EQ FUND, USAA INTERNATIONAL FUND, MFS DEVELOPMENT FUNDS, LLC, NORDEA GENERATIONSFOND 70-TAL, AUSTRALIANSUPER PTY LTD AS TRUSTEE FOR AUSTRALIASUPER, CAIXABANK OPORTUNIDAD, FI, MERCER EMERGING MARKETS EQUITY FUND, BRIDGEWATER PURE ALPHA FUND III, LTD., AXA INVESTMENT MANAGERS SCHWEIZ AG ON BEHALF OF AX, NEW AIRWAYS PENSION SCHEME, THE REGENTS OF THE UNIVERSITY OF CALIFORNIA, WELLINGTON GLOBAL PERSPECTIVES FUND (CANADA), THE MASTER TRUST BANK OF JAPAN, LTD. AS TRUSTEE OF, SUPERANNUATION FUNDS MANAGEMENT CORPORATION OF S AUSTRALIA, TRANSAMERICA

Companhia de Saneamento Básico do Estado de São Paulo CEO’s Office R. Costa Carvalho, 300 – Pinheiros – CEP 05429-900 – São Paulo - SP Phone: (11) 3388-8000 www.sabesp.com.br

EMERGING MARKETS OPPORTUNITIES, FORD MOTOR CO DEFINED BENEF MASTER TRUST, VOYA VACS INDEX SERIES EM PORTFOLIO, FIDELITY SALEM STREET TRUST: FIDELITY INTERNATIONAL SUSTAINA, BRIDGEWATER PURE ALPHA EURO FUND, LTD., AP PENSION LIVSFORSIKRINGSAKTIESELSKAB, DWS ADVISORS EMERGING MARKETS EQUITIES-PASSIVE, DWS LATIN AMERICA EQUITY FUND, DUKE POWER CO EMPLOYEE RETIREMENT PLAN, EMERGING MARKETS EQUITY FOCUS PORTFOLIO, FRANKLIN TEMPLETON ETF TRUST - FRANKLIN FTSE LATIN, UTAH STATE RETIREMENT SYSTEMS, HOSPITAL AUTHRORITY PROVIDENT FUND SCHEME, MSCI EMERGING MARKETS EX CHINA IMI INDEX FUND, CATHAY UNITED BANK, IN ITS CAPACITY AS MASTER COEIB FUND, GUARDIAN GLOBAL UTILITIES VIP FUND, SALT RIVER PIMA-MARICOPA INDIAN C, WISDOMTREE EMERG MKTS QUALITY DIV GROWTH FUND, RUTGERS, THE STATE UNIVERSITY, LEGAL & GENERAL COLLECTIVE INVESTMENT TRUST, ARGUCIA INCOME FUNDO DE INVESTIMENTO EM ACOES, ASCENSION ALPHA FUND, LLC, CUSTODY BANK OF JAPAN, LTD. AS TR F HSBC BRAZIL NEW MO FUND, ARROWSTREET CLARENDON TRUST FUND, BLACKROCK CDN MSCI EMERGING MARKETS INDEX FUND, COMMINGLED PENSION TRUST FUND (EMERGING MARKETS EQUITY INDEX, HANDELSBANKEN LATINAMERIKA TEMA, VANGUARD EMERGING MARKETS SELECT STOCK FUND, LEGAL & GENERAL GLOBAL EMERGING MARKETS INDEX FUND, NTGI-QM COMMON DAC WORLD EX-US INVESTABLE MIF - LENDING, EMERGING MARKETS INDEX NON-LENDABLE FUND, CAIXABANK CRECIMIENTO, FI, UNIVERSAL INVEST LUXEMBOURG SA ON BEHALF OF UNIVEST, TRUE POTENTIAL ADM LLP OEIC 2 TRUE POTENTIAL PICTET AGGRESSI, GUIDEMARK EMERGING MARKETS FUND, E-L FINANCIAL CORPORATION LIMITED, EMER MKTS CORE EQ PORT DFA INVEST DIMENS GROU, TRINITY COLLEGE CAMBRIDGE, STATE STREET ICAV, INVESTERINGSFORENINGEN DANSKE INVEST SELECT, STATE ST GL ADV TRUST COMPANY INV FF TAX EX RET PLANS, CLARITAS VALOR FIA, IN BK FOR REC AND DEV,AS TR FT ST RET PLAN AND TR/RSBP AN TR, FRANKLIN LIBERTYSHARES ICAV, TRUE POTENTIAL ADM LLP OEIC 2 TRUE POTENTIAL PICTET CAUTIOUS, UNITED CORPORATIONS LIMITED, XTRACKERS (IE) PUBLIC LIMITED COMPANY, PACIFIC SELECT FUND - PD EMERGING MARKETS PORTFOLIO, NORDEA 1 - ALPHA 10 MA FUND, LVIP SSGA EMERGING MARKETS EQUITY INDEX FUND, EUROPEAN CENTRAL BANK, BNYM MELLON CF SL EMERGING MARKETS STOCK INDEX FUND, TEACHERS RETIREMENT SYSTEM OF OKLAHOMA, MACKENZIE MAXIMUM DIVERSIFICATION EMERGING MARKETS INDEX ETF, EURIZON EMERGING LEADERS ESG 50 - GENNAIO 2027, BMO MSCI EMERGING MARKETS INDEX ETF, RUSSELL INVESTMENT MANAGEMENT LTD.AS T OF THE R M-A F E FUND, FIRST TRUST BRAZIL ALPHADEX FUND, ANDRA AP-FONDEN, EMERGING MARKETS EQUITY INDEX ESG SCREENED FUND B, ARKANSAS TEACHER RETIREMENT SYSTEM, BOARD OF PENSIONS OF THE EVANGELICAL LUTHERAN CHURCH IN AMER, EM BRAZIL TRADING 2 LLC, DWS INVEST LATIN AMERICAN EQUITIES, 3G RADAR MASTER FIA, ABERDEEN INVESTMENT FUNDS UK ICVC II - ABERDEEN EM, ACADIAN EMERGING MARKETS EQUITY II FUND, LLC, ARROWSTREET CAPITAL COPLEY FUND LIMITED, EURIZON CAPITAL S.A., INVESCO MARKETS III PLC - INV FTSE RI EMERGING MARK U ETF, JOHN HANCOCK DIVERSIFIED REAL ASSETS FUND, LIONTRUST INVESTMENT FUNDS I - LIONTRUST LATIN AMERICA FUND, LINUS LLC, MSCI EQUITY INDEX FUND B - BRAZIL, NORDEA EQUITY

Companhia de Saneamento Básico do Estado de São Paulo CEO’s Office R. Costa Carvalho, 300 – Pinheiros – CEP 05429-900 – São Paulo - SP Phone: (11) 3388-8000 www.sabesp.com.br

OPPORTUNITIES FUND, THE INCUBATION FUND, LTD., WILMINGTON TRUST COLLECTIVE INVESTMENT TRUST - PIO, WELL MGT FUNDS (LUXEMBOURG) II SICAV - WELL GL M A T R FD, WELLINGTON TRUST COMPANY, NATIONAL ASSOCIATION MUL, WEST YORKSHIRE PENSION FUND, WM POOL - EQUITIES TRUST NO 74, WA EMPRESARIAL FIA, XTRACKERS MSCI ACWI EX USA ESG LEADERS EQUITY ETF, WILMINGTON MULTI-MANAGER ALTERNATIVES FUND, XTRACKERS, XTRACKERS MSCI EMERGING MARKETS ESG LEADERS EQUITY

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the city São Paulo, Brazil.
Date: July 02, 2024

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

By:	/s/ Catia Cristina Teixeira Pereira
Name: Catia Cristina Teixeira Pereira Title: Chief Financial Officer and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.